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This filing is made pursuant to Rule 424(b)(5) under the Securities Act of 1933 in connection with Registration No. 333-101278

Prospectus Supplement to Prospectus dated December 5, 2002.

9,200,000 Shares

Common Stock

        The common stock is listed on the Nasdaq National Market under the symbol "AMLN". The last reported sale price of the common stock on January 16, 2003 was $17.01 per share.

        See "Risk Factors" beginning on page S-5 of this prospectus supplement and page 3 of the accompanying prospectus to read about factors you should consider before buying the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$16.6000	$152,720,000
Underwriting discount	$0.9545	$8,781,400
Proceeds, before expenses, to Amylin	$15.6455	$143,938,600

        To the extent that the underwriters sell more than 9,200,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,342,168 shares from Amylin at the initial price to public less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on January 23, 2003.

Goldman, Sachs & Co.
Lehman Brothers
Morgan Stanley
Banc of America Securities LLC

Fortis Securities Inc.

Prospectus Supplement dated January 16, 2003.

ABOUT THIS PROSPECTUS SUPPLEMENT

        You should read this prospectus supplement along with the accompanying prospectus carefully before you invest. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information in the prospectus. You should rely only on the information provided in this prospectus supplement, the accompanying prospectus or incorporated by reference in the accompanying prospectus. We have not authorized anyone to provide you with different information.

PROSPECTUS SUPPLEMENT SUMMARY

        This is a summary of the information about our business contained in this prospectus supplement. Investors should carefully consider the information set forth under "Risk Factors" in this prospectus supplement and in the accompanying prospectus. Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

Amylin Pharmaceuticals, Inc.

        We are a biopharmaceutical company engaged in the discovery, development and commercialization of drug candidates for the treatment of diabetes and other metabolic diseases. We currently have two lead drug candidates in late stage development for the treatment of diabetes, SYMLIN® (pramlintide acetate) and AC2993 (exenatide). We have received a letter from the United States Food and Drug Administration, or FDA, indicating that SYMLIN is approvable for marketing in the United States, as an adjunctive therapy with insulin, subject to satisfactory results from additional clinical trials. Our second candidate, AC2993, is in pivotal Phase 3 clinical trials. Additionally, we are developing a sustained release formulation of AC2993, AC2993 LAR, that is in Phase 2 clinical trials.

        In September 2002, we entered into a collaboration agreement with Eli Lilly and Company, or Lilly, for the worldwide development and commercialization of AC2993 and sustained release formulations of that compound, including AC2993 LAR. Under the terms of the agreement, Lilly made initial payments to us totaling $110 million, of which $30 million was for the purchase of approximately 1.6 million shares of our common stock at $18.69 per share. Lilly has also agreed to make future development and commercialization milestone payments of up to $215 million. In the United States, Lilly will co-promote AC2993 and sustained release formulations of AC2993 with us, and each company will receive 50% of the operating profits. Outside of the United States, Lilly will be primarily responsible for commercialization efforts, and operating profits will be shared approximately 80% to Lilly and 20% to us. We will record all U.S. product revenues, and Lilly will record all other product revenues. Lilly has also committed to lend us up to $110 million, under certain circumstances, to fund development and commercialization efforts.

        We are developing additional drug candidates for the treatment of metabolic diseases. These include AC3056, which is in early-stage clinical development for the treatment of atherosclerosis-related cardiovascular disease. We have also entered into an agreement to acquire a Phase 2 program utilizing continuous infusion of glucagon-like peptide 1, or GLP-1, for the treatment of patients with severe congestive heart failure. We are studying AC162352 (Peptide YY[3-36]), our preclinical candidate for the potential treatment of obesity. We maintain a focused research and development program to discover and in-license additional drug candidates for the treatment of metabolic diseases.

Diabetes

        Diabetes is a major health problem in most developed countries and is the sixth leading cause of death by disease in the United States. It is a progressive disease caused by a deficiency of the hormone insulin, which is secreted by the pancreas, or a failure of the body to properly use available insulin. Diabetes is characterized by poor control of blood sugar, or glucose, concentrations and frequently results in severe long-term complications, such as cardiovascular, eye, kidney and other vascular diseases. Reduction of blood glucose concentrations to near normal levels can drastically reduce the risk of those complications.

        It is estimated that over 150 million people worldwide had diabetes in 2001. Of that population, approximately 10 million had type 1 diabetes, also known as juvenile onset diabetes, and approximately 140 million had type 2 diabetes, also known as adult onset diabetes. In the United States alone, there are approximately 11.5 million people currently diagnosed with diabetes with approximately one million new cases of diabetes diagnosed each year.

        Current treatments for diabetes include insulin injections and oral medications. Although these therapies are effective in reducing blood glucose concentrations, they are generally unable to regulate blood glucose concentrations within guidelines established by the American Diabetes Association. Current therapies commonly lead to weight gain, which in turn is a contributing factor to some of the long-term vascular complications of diabetes. We are developing SYMLIN and AC2993 to treat this chronic disease by more effectively regulating blood glucose concentrations in patients with diabetes, without the associated weight gain.

        SYMLIN.    SYMLIN is a synthetic version of human amylin, a naturally occurring hormone that, along with insulin, has a role in regulating blood glucose concentrations. Amylin, like insulin, is deficient in individuals with diabetes. SYMLIN is a first-in-class drug candidate for the treatment of patients with type 1 diabetes and insulin-using patients with type 2 diabetes. Other than insulin and insulin analogues, SYMLIN is the first potential treatment addressing glucose control for patients with type 1 diabetes that has completed Phase 3 clinical trials since the discovery of insulin approximately 80 years ago. Our clinical trials have shown a statistically significant reduction in blood glucose concentrations among patients treated for six months with SYMLIN and insulin together, as compared to patients using insulin alone. In these trials, patients using SYMLIN generally did not experience an increase in their weight. We plan to submit an amendment to our New Drug Application, or NDA, for SYMLIN during the first half of 2003.

        AC2993.    AC2993 is a potent, first-in-class drug candidate for the treatment of type 2 diabetes. In clinical trials, AC2993 has been shown to stimulate secretion of insulin in the presence of elevated blood glucose concentrations, but not during periods of low blood glucose concentrations. Because of this distinction, this drug candidate is not expected to cause hypoglycemia, or low blood glucose concentrations, a common complication of diabetes therapy. We are initially developing AC2993 to improve glucose control in patients with type 2 diabetes who are not achieving target blood glucose concentrations with diet and oral medications. We are currently conducting three pivotal Phase 3 clinical studies, which are fully enrolled and are expected to be completed in the second half of 2003.

        In August 2002, we commenced an open-label clinical study of AC2993 in patients who were inadequately controlled by oral diabetes medications. Initial results from 46 patients showed progressive reductions in blood glucose concentrations, as indicated by a mean reduction in glycated hemoglobin, or HbA1c, of 1.5% at twelve weeks with no increase in mean body weight. Consistent with previous trials, the most common adverse event reported was mild to moderate nausea.

        The combination of potency and the glucose dependent mechanism of action inherent in AC2993 makes it well suited to development of a sustained release formulation. We are currently conducting Phase 2 clinical trials on sustained release formulations of AC2993, referred to as AC2993 LAR, that might be administered as infrequently as once a month to type 2 diabetes patients using non-insulin therapies to achieve more normal glucose control.

Market Opportunity

        The patient focus for SYMLIN is people with diabetes who use insulin. This target population currently has limited therapeutic options. We estimate this population at approximately 8.3 million as of 2001 in the United States, France, Germany, Italy, Japan, Spain and the United Kingdom, which comprise the seven largest pharmaceutical markets worldwide, of which an estimated 4.5 million are in the United States.

        The patient focus for AC2993 and AC2993 LAR is people with type 2 diabetes who are using oral medications to control blood glucose concentrations. We estimate this population at approximately 11.9 million in the seven largest pharmaceutical markets worldwide in 2001, of which an estimated 5.9 million are in the United States. Currently, the only therapeutic steps available to patients who are unable to control blood glucose concentrations using oral medications are additional oral medications, the addition of insulin to the oral medication regimen or insulin therapy alone.

Our Strategy

        Our goal is to become a leading biopharmaceutical company focused on developing and commercializing products to treat diabetes and other metabolic diseases. Our strategy includes the following:

  •
  obtain regulatory approval for SYMLIN and commercialize it using our own sales force in the United States and most likely with one or more established pharmaceutical companies outside the United States;

  •
  complete development, obtain regulatory approval and initiate the commercialization of AC2993 and a sustained release formulation such as AC2993 LAR with Lilly;

  •
  utilize our research and development organization, which has extensive expertise in diabetes and metabolic diseases, to discover, in-license and develop additional drug candidates including AC3056, GLP-1 and AC162352; and

  •
  outsource manufacturing and other non-core activities wherever possible.

        SYMLIN is our trademark. All other brand names or trademarks appearing in this prospectus supplement are the property of their respective holders.

The Offering

Common stock offered	9,200,000 shares
Common stock to be outstanding after the offering	91,149,367 shares
Use of proceeds	For research and development, commercialization activities and other general corporate purposes.
See "Use of Proceeds".
Nasdaq National Market Symbol	AMLN

        The above information regarding shares to be outstanding after the offering is based on the number of shares outstanding as of December 31, 2002, and excludes shares issuable upon exercise of our outstanding options and warrants.

RISK FACTORS

        If you purchase shares of our common stock, you will take on financial risk. In deciding whether to invest, you should carefully consider the following factors, the information contained in this prospectus supplement and the accompanying prospectus, including the factors set forth under the caption "Risk Factors" on pages 3 through 14 in the accompanying prospectus, and the additional information in our reports and other documents on file with the Securities and Exchange Commission that are incorporated by reference in the accompanying prospectus.

Risks Relating to this Offering

We have broad discretion over the use of the net proceeds from this offering.

        We have broad discretion to allocate the net proceeds of this offering. We expect a major use of these proceeds will be research and development, the planned commercialization of SYMLIN, pending regulatory approvals, and for general corporate purposes. Our research and development efforts for the next 12 months will be principally focused on development of AC2993, including our Phase 3 clinical trials, and the planned development of AC2993 LAR. While we expect our spending to continue to increase in 2003, some of the planned increase is contingent upon satisfactory results from our development programs throughout the year. In general, the timing and amount of our actual expenditures are subject to change and will be based on many factors, including:

  •
  progress with our preclinical and clinical trials;

  •
  the time and costs involved in obtaining regulatory approvals for the marketing of any of our drug candidates;

  •
  costs associated with hiring and training sales forces for Humatrope®, SYMLIN and AC2993;

  •
  the costs of manufacturing any of our drug candidates;

  •
  our ability to effectively market, sell and distribute SYMLIN, AC2993 and our other drug candidates, subject to obtaining regulatory approval;

  •
  our ability to establish one or more marketing, distribution or other commercialization arrangements for SYMLIN and any other drug candidates;

  •
  the costs involved in preparing, filing, prosecuting, maintaining and enforcing patents or defending ourselves against competing technological and market developments; and

  •
  the potential need to repay existing indebtedness.

        Our management will determine, in its sole discretion, how to allocate these proceeds. If we do not wisely allocate the proceeds, our ability to carry out our business plan may be harmed.

New investors in our common stock will experience immediate and substantial dilution.

        The offering price to the public is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $14.62 in net tangible book value per share of common stock, based on the offering price to the public of $16.60 per share. Investors may incur additional dilution upon the exercise of outstanding stock options and warrants.

FORWARD-LOOKING INFORMATION

        This prospectus supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate", "estimate", "plan", "project", "continuing", "ongoing", "expect", "will", "could", "may", "management believes", "we believe", "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus supplement, the accompanying prospectus and incorporated by reference in the accompanying prospectus. The key factors that could cause actual results to differ materially from the forward-looking statements include:

  •
  scientific and technological uncertainties regarding our product candidates;

  •
  risks and uncertainties regarding the adequacy of our clinical trial processes and whether the results of those clinical trials will be adequate to support regulatory filings and/or approvals;

  •
  risks associated with timing of clinical trials for SYMLIN and AC2993;

  •
  risks associated with timing of regulatory approval of SYMLIN by the FDA following the completion of our ongoing clinical trials for SYMLIN;

  •
  our ability to raise additional needed capital or consummate strategic or corporate partner transactions on favorable terms or at all; and

  •
  dependence on third party service providers and manufacturers of our products.

        Because the risk factors referred to above, as well as the risk factors on page S-6 of this prospectus supplement and pages 3-14 of the accompanying prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

        We expect to receive approximately $143.6 million in net proceeds from the sale of 9,200,000 shares of common stock in this offering. If the underwriters exercise their over-allotment option to purchase additional shares of common stock in full, we estimate that the aggregate net proceeds will be approximately $164.6 million. These estimates are based on an offering price to the public of $16.60 per share. We currently intend to use the net proceeds from the sale of our common stock for research and development, the planned commercialization of SYMLIN pending regulatory approvals and general corporate purposes. Our research and development efforts in 2003 will be principally focused on development of AC2993, including our Phase 3 clinical trials, and the planned development of AC2993 LAR. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although, except for the acquisition of a continuous infusion GLP-1 program from Restoragen, Inc., we have not entered into any other agreement for such transactions. Pending these uses, the net proceeds will be invested in investment-grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK

        Our common stock is traded on the Nasdaq National Market under the symbol "AMLN". The following table sets forth, for the periods indicated, the reported high and low closing sales prices per share of our common stock on the Nasdaq National Market:

	High	Low
Year ended December 31, 2001
First Quarter	$12.06	$6.00
Second Quarter	14.72	8.81
Third Quarter	10.88	4.94
Fourth Quarter	10.05	5.73
Year ended December 31, 2002
First Quarter	$10.78	$7.49
Second Quarter	11.00	8.15
Third Quarter	16.62	9.31
Fourth Quarter	18.80	14.95
Year ending December 31, 2003
First Quarter (through January 16, 2003)	$17.01	$16.08

        The last reported sale price of our common stock on the Nasdaq National Market on January 16, 2003 was $17.01. As of December 31, 2002, there were approximately 930 stockholders of record of our common stock.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock and we anticipate that we will continue to retain any earnings for use in the operation of our business and that we will not pay cash for any dividends in the foreseeable future.

CAPITALIZATION

        The following table sets forth as of September 30, 2002:

  •
  our unaudited actual capitalization; and

  •
  our unaudited actual capitalization as adjusted to give effect to this offering of our common stock using the amounts set forth under "Use of Proceeds".

        This table should be read in conjunction with the financial statements and the related notes incorporated by reference in the accompanying prospectus.

	As of September 30, 2002
	Actual	As adjusted for this offering
	(in thousands, except share and per share data)
Cash, cash equivalents and short-term investments:	$180,395	$324,034

Note payable to Johnson & Johnson, net of discount	$61,368	$61,368
Other notes payable, net of current portion	178	178

Total long-term debt	61,546	61,546
Stockholders' equity:
Preferred stock, $0.001 par value, 7,500,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.001 par value, 200,000,000 shares authorized, 81,782,068 shares issued and outstanding, and 90,982,068 shares issued and outstanding as adjusted	82	91
Additional paid-in capital	528,270	671,899
Deferred compensation	(506)	(506)
Accumulated other comprehensive income	211	211
Accumulated deficit	(488,335)	(488,335)

Total stockholders' equity	39,722	183,360

Total capitalization	$101,268	$244,906

DILUTION

        As of September 30, 2002, our net tangible book value was $36.3 million, or approximately $0.44 per share of common stock. Net tangible book value per share represents total consolidated tangible assets less total consolidated liabilities, divided by the aggregate number of shares of common stock outstanding. After giving effect to our sale of common stock in the offering, at a public offering price of $16.60 per share, and after deducting estimated underwriting discounts and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2002, would have been approximately $179.9 million, or $1.98 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $1.54 per share and an immediate dilution to new investors of $14.62 per share.

        The following table illustrates this per share dilution:

Public offering price per share of common stock		$16.60
Net tangible book value per share as of September 30, 2002(1)	$0.44
Increase in net tangible book value per share attributable to this offering	$1.54

Pro forma net tangible book value per share after giving effect to this offering		$1.98

Dilution in net tangible book value per share to new investors(2)		$14.62

(1)
Intangible assets as of September 30, 2002 were $3.4 million, or $0.04 per share.

(2)
Dilution is determined by subtracting pro forma net tangible book value per share after giving effect to the offering from the public offering price per share paid by a new investor.

SELECTED FINANCIAL DATA

        We derived the following information from our audited consolidated financial statements as of and for the years ended December 31, 1997 through 2001, and unaudited consolidated financial statements as of and for the nine months ended September 30, 2001, and 2002. The following information should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in the accompanying prospectus.

        The summary consolidated statement of operations data for the nine months ended September 30, 2001 and 2002, and the consolidated balance sheet data as of September 30, 2001 and 2002, are unaudited but include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such data. Results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for any other interim periods or for the year as a whole.

	Years Ended December 31,						Nine Months Ended September 30,
	1997	1998	1999	2000	2001		2001	2002
	(in thousands, except for per share amounts)
Consolidated Statements of Operations Data:
Revenues under collaborative agreements	$42,609	$16,236	$—	$—	$		$—	$1,538

Expenses:
Research and development	82,281	53,597	19,181	33,807		49,601	37,485	63,167
General and administrative	15,592	10,191	7,920	10,716		20,469	15,782	16,363

	97,873	63,788	27,101	44,523		70,070	53,267	79,530
Net interest income (expense)	637	(3,546)	(3,463)	480		(1,902)	(896)	(2,599)

Net loss	(54,627)	(51,098)	(30,564)	(44,043)		(71,972)	(54,163)	(80,591)
Dividends paid on preferred stock	—	—	335	—			—

Net loss available to common stockholders	$(54,627)	$(51,098)	$(30,899)	$(44,043)		$(71,972)	$(54,163)	$(80,591)

Net loss per common share — basic and diluted	$(1.70)	$(1.49)	$(0.73)	$(0.71)		$(1.09)	$(0.83)	$(1.03)

Shares used in calculating of net loss per common share — basic and diluted	32,156	34,325	42,271	61,644		65,927	65,217	78,156
Consolidated Balance Sheets Data:
Cash, cash equivalents and short-term investments	$52,748	$10,789	$22,503	$82,899		$46,574	$65,810	$180,395
Working capital	31,303	5,192	17,359	78,380		47,188	62,943	119,881
Total assets	65,338	18,823	26,422	90,635		63,527	79,939	199,533
Long-term obligations	36,980	44,174	46,847	52,103		58,073	56,190	62,056
Accumulated deficit	(209,732)	(260,830)	(291,729)	(335,772)		(407,744)	(389,935)	(488,335)
Total stockholders' equity (deficit)	4,649	(31,462)	(26,400)	31,286		(3,483)	13,338	39,722

BUSINESS

Overview

        Amylin Pharmaceuticals, Inc. is a biopharmaceutical company engaged in the discovery, development and commercialization of drug candidates for the treatment of diabetes and other metabolic diseases. We currently have two lead drug candidates that are in late stage development for the treatment of diabetes, SYMLIN™ (pramlintide acetate) and AC2993 (exenatide). We have a third drug candidate, AC3056, for the treatment of atherosclerosis-related cardiovascular disease, in early stage clinical development. We have also entered into an agreement to acquire a Phase 2 program utilizing continuous infusion of GLP-1 for the treatment of patients with severe congestive heart failure. We are studying AC162352 (Peptide YY[3-36]), our preclinical candidate for the potential treatment of obesity. We maintain a focused research and development program to discover and in-license additional drug candidates for metabolic diseases. In September 2002, we entered into a collaboration agreement with Lilly for the worldwide development and commercialization of AC2993 and sustained release formulations of that compound, including AC2993 LAR.

        The first of our two lead drug candidates, SYMLIN, is intended to treat people with diabetes who use insulin. In October 2001, we received a letter from the FDA stating that SYMLIN was approvable for marketing as an adjunctive therapy with insulin for the treatment of patients with type 1 diabetes and insulin-using patients with type 2 diabetes, subject to satisfactory results from additional clinical trials. After consultation with the FDA, we initiated a seven-month dose titration study of SYMLIN focused on safety involving approximately 300 patients with type 1 diabetes and four smaller studies to clarify suggested prescribing information. Our seven-month study of SYMLIN is now fully enrolled and we currently expect to complete the study in the first quarter of 2003. We have completed the four smaller SYMLIN studies. Our goal is to submit an NDA amendment during the first half of 2003.

        We also submitted a Marketing Approval Application, or MAA, for SYMLIN with European regulatory authorities in May 2001. In October 2002, following consultation with the European Committee for Proprietary Medicinal Products, we determined that additional information will be required for approval of SYMLIN in Europe. The European centralized regulatory procedure provides no mechanism for adding new information to an application in progress; therefore, we withdrew our MAA for SYMLIN. We plan to engage in further discussion with European regulatory authorities and other regulatory experts to clarify regulatory alternatives and requirements for SYMLIN.

        Our second lead drug candidate, AC2993, is designed for the treatment of people with type 2 diabetes. We are initially developing AC2993 to improve glucose control in patients with type 2 diabetes who are not achieving target blood glucose concentrations with diet and oral medications. We commenced Phase 3 evaluation of AC2993 in December 2001 and are currently conducting three pivotal Phase 3 clinical studies. All of the Phase 3 trials are fully enrolled and we expect to complete these studies in the second half of 2003. In August 2002, we commenced an open-label clinical study in patients who were inadequately controlled by oral diabetes medications. Initial results from 46 patients showed progressive reductions in HbA1c, achieving a mean reduction of 1.5% at twelve weeks, with no increase in mean body weight being observed. Consistent with previous trials, the most common adverse event reported was mild to moderate nausea.

        We are also developing a sustained release formulation of AC2993, AC2993 LAR. Our goal is to develop a formulation that would enable a reduced frequency of administration of the drug, perhaps as infrequently as once a month. In June 2002, we commenced a Phase 2 clinical trial of AC2993 LAR in the United States. The initial stage of this study is examining the pharmacokinetic profile of three formulations of AC2993 LAR.

        In September 2002, we entered into a collaboration agreement with Lilly for the worldwide development and commercialization of AC2993 and sustained release formulations of that compound, including AC2993 LAR. We also have an agreement with Alkermes, Inc., a company specializing in the development of products based on proprietary drug delivery technologies, for the development, manufacture and commercialization of AC2993 LAR.

        AC3056, which we in-licensed from Aventis Pharma, is in a Phase 1 development program. We are evaluating AC3056 for potential utility in the treatment of atherosclerosis-related cardiovascular disease. In June 2002, we announced that a Phase 1 clinical study showed that oral administration of AC3056 resulted in dose-dependent antioxidant activity and was well tolerated.

        In December 2002, we entered into an agreement with Restoragen to acquire rights to a Phase 2 program utilizing continuous infusion of GLP-1, targeted for treatment of severe congestive heart failure in patients ineligible for cardiac transplant. Under this agreement, we will also acquire certain GLP-1 related patent rights. Restoragen has filed for protection from creditors under Chapter 11 of the U.S. Bankruptcy Code, and the transaction is subject to bankruptcy court approval.

Diabetes

        Diabetes is a major health problem in most developed countries and is the sixth leading cause of death by disease in the United States. It is a progressive disease caused by a deficiency of the hormone insulin, which is secreted by the pancreas, or a failure of the body to properly use available insulin. Diabetes is characterized by poor control of blood sugar, or glucose, concentrations and frequently results in severe long-term complications, such as cardiovascular, eye, kidney and other vascular diseases.

        It is estimated that over 150 million people worldwide had the disease in 2001. Of that population, approximately 10 million had type 1 diabetes, also known as juvenile onset diabetes, and approximately 140 million had type 2 diabetes, also known as adult onset diabetes. In the United States alone, there are approximately 11.5 million people currently diagnosed with diabetes with approximately one million new cases of diabetes diagnosed each year.

        In people without diabetes, the beta cells of the pancreas produce two hormones, insulin and amylin. Type 1 diabetes destroys beta cells that produce both insulin and amylin, and most often is diagnosed in children and young adults. Replacement of beta cells through islet transplant therapy can, in some cases, temporarily render patients insulin-independent; however, life-long daily insulin therapy is eventually necessary to sustain life for people with type 1 diabetes.

        Type 2 diabetes is a complex metabolic disease resulting from the body's inability to make enough insulin or to properly use available insulin. Amylin secretion is also impaired in people with type 2 diabetes. Historically, type 2 diabetes occurred later in life. However, primarily as a result of changes in diet and lifestyle, it is now occurring much earlier in life. Diet and exercise therapy, in addition to a number of oral medications that either stimulate insulin production or improve tissue sensitivity to insulin, are currently used to treat type 2 diabetes.

        Type 2 diabetes begins with impaired glucose tolerance (a prediabetic state) and progresses to overt hyperglycemia (elevated blood glucose concentrations). Because of the progressive nature of the disease, no single therapy is currently effective in controlling the disease over time. As the disease progresses, additional treatments, typically oral medications, are necessary, and these often become ineffective to regulate blood glucose concentrations within accepted guidelines established by the American Diabetes Association. At this stage, the therapy must be supplemented or replaced. Insulin is added to the treatment regimen for many people with type 2 diabetes when oral therapies become ineffective. Over time, the insulin dosage and number of injections are usually increased when desired blood glucose control cannot be achieved. Even with additional insulin injections, however, many people are unable to regulate their blood glucose concentrations within accepted guidelines, or do so at the expense of weight gain and increased risk of low blood glucose concentrations, or hypoglycemia.

        For people suffering from diabetes, poor control of blood glucose concentrations has been shown to result in severe long-term complications. For instance, damage to small blood vessels due to diabetes may result in disorders such as:

  •
  retinopathy, a condition manifested by damage to the retina;

  •
  nephropathy, or kidney disease;

  •
  neuropathy, a condition where there is damage to the nervous system; and

  •
  peripheral vascular disease.

Weight control and obesity are also major problems for patients with diabetes, particularly for those people using insulin as part of their treatment regimen. Other metabolic complications resulting from diabetes and associated metabolic disorders include high blood pressure and dyslipidemia, the abnormal metabolism of fat. These undesired metabolic effects might result in additional complications involving large blood vessels, which can lead to heart attacks, strokes and amputations of lower extremities. Further, patients with diabetes frequently have wide fluctuations in blood sugar following meals. These fluctuations in blood sugar can significantly affect a patient's quality of life. Collectively, these complications and associated metabolic disorders can lead to increased pain, suffering, reduced quality of life and early death.

        The most widely accepted measure of long-term blood glucose is glycated hemoglobin, or HbA1c. A person's HbA1c level is a recognized indicator of that individual's average blood glucose concentrations over a 3- to 4-month period. Lower HbA1c levels indicate better blood glucose control, on average. HbA1c levels in people without diabetes are usually less than 6%. The American Diabetes Association's Clinical Practice Recommendations in 1999 suggest that people with diabetes should aim for a HbA1c level that is lower than 7%. Only a minority of people diagnosed with diabetes in the United States are able to achieve the American Diabetes Association's recommended target HbA1c level, even with available drug therapies. Additionally, aggressive use of insulin and other available therapies to achieve target glucose control can be associated with an increased risk of hypoglycemia and weight gain. Consequently, there is a pressing need to develop new treatment strategies that improve the overall health profile of patients with diabetes and reduce the risk of complications without increased pain and suffering.

        In 1993, a landmark study in patients with type 1 diabetes, called the Diabetes Control and Complications Trial, showed that improved glucose control — as measured by any reduction in an individual's HbA1c level — reduced the incidence of long-term complications. In 1998, a similar landmark study in patients with type 2 diabetes, the United Kingdom Prospective Diabetes Study, reported similar conclusions for type 2 diabetes. Unfortunately both of these studies showed that available therapies cannot mitigate the progressive nature of diabetes and long-term complications are to be expected.

Our Product Candidates

        Our product candidates are targeted toward the treatment of metabolic diseases. We have development programs focused on diabetes, cardiovascular disease and obesity.

SYMLIN

        SYMLIN is a unique injectable product candidate intended for the treatment of patients with type 1 diabetes and insulin-using patients with type 2 diabetes. Other than insulin and insulin analogues, SYMLIN is the first potential treatment addressing glucose control for patients with type 1 diabetes that has completed Phase 3 clinical trials since the discovery of insulin approximately 80 years ago. SYMLIN is intended to improve blood glucose control in people treated with insulin alone, or insulin plus one or more oral medications, without causing a weight increase.

        Scientific Overview.    SYMLIN is a synthetic version of the human hormone, amylin. It is the first member of a new class of therapeutic medications known as amylinomimetic agents, or amylin receptor agonists. Amylinomimetic agents mimic the actions of the hormone amylin and have demonstrated activity in blood glucose regulation. Amylin is made in and secreted from the same cells in the pancreas that make and secrete insulin. These pancreatic cells are called beta cells. Amylin complements the actions of insulin, and these two hormones work together with another pancreatic hormone, glucagon, to maintain normal glucose concentrations. Along with insulin, amylin concentrations normally increase and glucagon levels decrease after meals.

        In people with type 1 diabetes, insulin and amylin concentrations are extremely low or undetectable and do not increase after meals, and conversely, glucagon levels tend to rise after meals. In people with type 2 diabetes whose disease has progressed to the point where they need insulin therapy, the normal post-meal increase in insulin and amylin concentrations also fails to occur and glucagon levels also are inappropriately elevated in the post-meal period. These hormonal abnormalities contribute significantly to the disturbance of glucose metabolism in the context of a meal. Replacement of insulin alone, the current therapy, cannot replace amylin's actions nor can insulin normalize post-meal glucagon concentrations.

        Clinical Trials.    Approximately 4,800 patients have been treated with SYMLIN. We have completed six Phase 3 clinical trials with various doses of SYMLIN as well as numerous Phase 2 and Phase 1 trials. Additionally, we completed long-term open-label safety trials and open-label extensions of the Phase 3 clinical trials to assess long-term effects of SYMLIN. Our Phase 3 trials have shown a statistically significant reduction in HbA1c levels for both type 1 and insulin-using type 2 patients. Data from our short-term clinical trials involving both type 1 and insulin-using type 2 patients with diabetes show that SYMLIN, as an adjunct to insulin, can:

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  prevent the abnormal rise in glucagon after meals;

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  slow the rate of gastric emptying; and

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  reduce the range of after-meal variations in blood glucose levels.

        Collectively, across all of our long-term Phase 3 clinical trials, patients with type 1 diabetes and type 2 diabetes receiving the recommended dosage of SYMLIN in addition to their existing diabetes therapy achieved an average additional reduction in HbA1c of 0.3% and 0.4%, respectively, at the end of 26 weeks, compared to patients using insulin with placebo. In these studies, patients with type 2 diabetes who were treated with SYMLIN lost an average of 3.3 pounds during the trial period, while patients with type 2 diabetes in the control group gained an average of 0.7 pounds. Trial participants with type 1 diabetes who received the recommended dose of SYMLIN lost an average of 2.4 pounds at the end of 26 weeks, while those patients receiving insulin and placebo gained an average of 1.5 pounds.

        In our two most recent Phase 3 clinical trials, each of which lasted 52 weeks, patients with type 1 diabetes and type 2 diabetes receiving the recommended dosage of SYMLIN in addition to their existing diabetes therapy achieved an average additional reduction in HbA1c levels of 0.4% and 0.6%, respectively, compared to patients using insulin with placebo. In these trials, patients with type 2 diabetes treated with SYMLIN lost an average of 3.1 pounds during the trial period, while patients with type 2 diabetes in the control group gained an average of 1.5 pounds. Trial participants with type 1 diabetes who were overweight upon trial entry and who received the recommended dose of SYMLIN lost an average of 3.5 pounds during the trial period, while patients receiving insulin and placebo gained an average of 3.5 pounds.

        In our long-term clinical trials of 26 or 52 weeks, the addition of SYMLIN did not adversely affect patients' lipids or blood pressure. The most commonly occurring side effects in our SYMLIN trials have been nausea, anorexia and vomiting, which were generally mild to moderate in intensity, were dose related, occurred early in treatment and generally dissipated over time.

        In April 2002, after consultation with the FDA, we initiated a seven-month dose titration study of SYMLIN focused on safety involving approximately 300 patients with type 1 diabetes and four smaller studies to clarify suggested prescribing information.

        Regulatory Status.    In December 2000, we submitted an NDA for SYMLIN to the FDA. In October 2001, we received a letter from the FDA stating that SYMLIN was approvable for marketing in the United States, as an adjunctive therapy with insulin, for the treatment of type 1 and insulin-using type 2 diabetes patients, subject to satisfactory results from additional clinical trials. In April 2002, we commenced the seven-month dose titration study which is now fully enrolled and which is expected to be completed in the first quarter of 2003. We have also completed four smaller trials to clarify suggested prescribing information. Based on the approvable letter from the FDA, we believe that efficacy for SYMLIN has been established. As a result, the dose titration study employs a "non-inferiority" design that will permit evaluation of the results without having to demonstrate statistically significant differences in efficacy between the SYMLIN and placebo treatment groups. While focusing principally on safety, however, we expect the FDA will want the safety of SYMLIN to be established without giving up improvement in glucose control or other important parameters of diabetes management. We plan to submit an NDA amendment during the first half of 2003.

        We submitted our MAA for SYMLIN to the European regulatory authorities in May 2001. In August 2001, we submitted an application to regulatory authorities in Switzerland. In October 2002, following consultation with the European Committee for Proprietary Medicinal Products, we determined that additional information will be required for approval of SYMLIN in Europe. The European centralized regulatory procedure provides no mechanism for adding new information to an application in progress; therefore, we withdrew our MAA for SYMLIN. We plan to engage in further discussions with European regulatory authorities and other regulatory experts to clarify regulatory alternatives and requirements for SYMLIN. Our application remains under review by Swiss regulatory authorities.

        Target Market.    The primary patient population focus for SYMLIN is people with diabetes who use insulin. This target population currently has limited therapeutic options. Patients with type 1 diabetes have complete beta cell deficiency and must use insulin to sustain life or undergo islet transplant therapy, which, in some cases, can temporarily render them insulin-independent. Patients with type 2 diabetes who have progressed to insulin therapy have typically exhausted other therapeutic options for improved blood glucose control due to advanced beta cell dysfunction. We estimate that this group is made up of approximately 4.5 million people in the United States, based on published and proprietary estimates. Within this population group, we estimate that approximately one million people, or 22%, have type 1 diabetes, and the remaining 3.5 million, or 78%, have type 2 diabetes. SYMLIN is an injectable product and we plan to market it in syringe/vial form and a reusable pen/cartridge system similar to those currently marketed with newer insulin preparations.

        Commercialization Plan.    We have established a core commercial team to focus on the development and execution of our commercial strategies. This team includes leadership of the following internal functions:

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  sales

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  sales operations

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  marketing

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  training

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  medical education

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  medical affairs

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  regulatory affairs

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  manufacturing

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  distribution logistics

        Members of this team have extensive industry experience from a wide range of large and small companies and have substantial experience in the field of diabetes as well as in launching and marketing pharmaceutical products. Their activities have been focused on developing the plans for commercializing SYMLIN and on preparations for the expansion of our organization that will be required to perform sales and marketing activities if the drug candidate is approved.

        Our SYMLIN commercialization plan is designed to enable us to perform appropriate pre-marketing activities for SYMLIN in the United States and to prepare for its launch, pending the final outcome of the FDA's review of our NDA amendment. We believe the target prescribers for SYMLIN are highly concentrated, with approximately 20,000 physicians in the United States prescribing 50% of the insulin in the market. Accordingly, we anticipate that a sales organization of approximately 150 representatives would be sufficient to effectively launch and call on the major potential prescribers of SYMLIN in the United States.

        We have recruited a small sales force of approximately 45 people and necessary support staff to enable us to co-promote Humatrope®, Lilly's recombinant human growth hormone product, in the United States. This sales force will market Humatrope primarily to endocrinologists, the primary target prescribers of SYMLIN. We do not intend to hire additional sales representatives until the timing of SYMLIN approval is more certain. We will, however, continue our ongoing efforts to prepare the organization to be able to commence the commercialization of SYMLIN quickly and efficiently, if approved.

        We may also continue to engage in discussions with companies that we believe may add value to our commercialization efforts for SYMLIN in the United States or in other countries.

AC2993

        AC2993 is a first-in-class drug candidate for the treatment of type 2 diabetes. AC2993 is initially being developed to improve glucose control in patients with type 2 diabetes who are not using insulin and are not achieving target levels with diet and oral medications.

        Scientific Overview.    AC2993 is a potent 39-amino acid peptide that exhibits several anti-diabetic, or glucose lowering, actions. Our clinical trials have shown that AC2993 uniquely stimulates secretion of insulin in the presence of elevated blood glucose concentrations, but not during periods of low blood glucose concentrations. Our clinical trials have also shown that AC2993 lowers post-meal glucagon concentrations and slows gastric emptying to modulate the entry of ingested nutrients into the bloodstream, and preclinical data indicate that AC2993 reduces food consumption leading to reduced body weight. Most importantly, in patients with type 2 diabetes, AC2993 administration can lower blood glucose concentrations, resulting in a marked reduction of HbA1c levels.

        Clinical Trials.    We commenced our Phase 3 evaluation of AC2993 in December 2001, and are currently conducting three pivotal Phase 3 clinical trials. In October 2002, we announced the completion of enrollment of the first of the three Phase 3 clinical trials. In January 2003, we announced that all three of the pivotal Phase 3 trials are fully enrolled and we expect to complete these trials in the second half of 2003.

        The first Phase 3 clinical trial of AC2993 includes approximately 400 patients, randomized into three groups, two on AC2993 and one on placebo. Those on active drug are to receive an introductory 5 microgram dose for one month, given by subcutaneous injection twice a day at breakfast and dinner, followed by six-months of exposure to doses of either 5 micrograms or 10 micrograms given twice a day. This trial is evaluating AC2993 in people with type 2 diabetes who are currently not achieving target blood glucose concentrations using metformin alone. Metformin is one of several available oral therapies for the treatment of type 2 diabetes. The second of the three Phase 3 clinical trials includes approximately 400 patients, uses a similar protocol and is evaluating the effects of AC2993 on patients who are currently not achieving target blood glucose concentrations using sulfonylureas alone. Sulfonylureas are another form of oral therapy for the treatment of type 2 diabetes. The third of the three Phase 3 clinical trials includes approximately 800 patients, also uses a similar protocol and is evaluating the effects of AC2993 on patients who are currently not achieving target blood glucose concentrations using a combination of metformin and sulfonylureas. All of the treatment groups in each of the three Phase 3 clinical trials are continuing to use their current therapies of oral medications.

        In August 2002, we commenced an open-label clinical study in patients who are currently not achieving target blood glucose concentrations using metformin, sulfonylureas or both metformin and sulfonylureas. Initial results from 46 patients in the study showed progressive reductions in HbA1c, achieving a mean reduction of 1.5% at twelve weeks, with no increase in mean body weight. In this trial, the effect of AC2993 on HbA1c appears unaltered by the formation of antibodies in some patients. The most common adverse event reported was mild to moderate nausea, consistent with previous AC2993 clinical studies. Participants maintain their current diabetes treatment regimens for the duration of the trial. Subjects received an introductory 5-microgram dose of four weeks, given by subcutaneous injection twice a day at breakfast and dinner. After four weeks, the dose was increased to 10 micrograms twice a day.

        In addition to the ongoing Phase 3 trials and the open-label study, to date we have completed ten clinical trials with AC2993, including one Phase 1 and nine Phase 2 clinical trials.

        A small Phase 2 clinical trial of AC2993 completed in 1999 in people with type 2 diabetes showed statistically significant reductions in post-meal glucose concentrations, post-meal increases in glucagon concentrations and reductions in the rate of nutrient release from the stomach. Patients also reported sensations of fullness and satiety following AC2993 administration. In another Phase 2 clinical trial completed in 1999, the blood glucose concentration during the first five hours following a standardized meal was reduced on average by 34% in participants that were treated with AC2993, compared to participants that were treated with placebos. In addition to lowering post-meal glucose concentrations, AC2993 has also been shown to suppress post-meal elevations in serum triglyceride concentrations in people with type 2 diabetes. Elevations in post-meal triglycerides appear to be an independent risk factor for cardiovascular mortality.

        In June 2001, we announced the results of a Phase 2 clinical trial designed to examine the effect of AC2993 on glucose control in over 100 subjects with type 2 diabetes who were not achieving adequate blood glucose control with their current oral medications. In this 28-day trial, patients treated with AC2993, together with their current oral medications, experienced statistically significant lowering of HbA1c levels by 1.1% to 0.7%, compared with the average reductions experienced by patients treated with their current oral medications and placebo of 0.3%. Moreover,

90% of patients treated with AC2993 together with their current oral medications experienced reductions in HbA1c levels of greater than or equal to 0.5%, compared to 33% of patients treated with their current oral medications and placebo. As HbA1c level is a measure of average blood glucose concentrations over a 3- to 4-month period, and this trial lasted only one month, our Phase 3 clinical trials are designed to examine the longer-term impact of AC2993 on HbA1c levels.

        In these clinical trials, AC2993 was well tolerated. The majority of reported adverse events in the trials were judged to be mild or moderate in intensity. These events included nausea, which was the most common adverse event, and to a much lesser extent, vomiting. To better understand how to minimize nausea, we performed a Phase 2 dose-escalation trial in which patients achieved a target dose either gradually or suddenly. The data indicated that patients who gradually increased their dose of AC2993 had a clinically meaningful reduction in the incidence of nausea over patients who did not receive a gradual dose increase.

        In September 2001, we announced that another Phase 2 clinical trial conducted in people with type 2 diabetes after an overnight fast indicated that AC2993 stimulated insulin secretion and lowered the elevated fasting blood glucose concentrations.

        Regulatory Status.    We filed an Investigational New Drug Application for AC2993 in January 1999 prior to our initiation of clinical trials. We commenced our Phase 3 evaluation of AC2993 in December 2001, and are currently conducting three pivotal Phase 3 clinical trials. In October 2002, we completed enrollment of the first Phase 3 clinical trial and in January 2003, we completed enrollment of the remaining Phase 3 clinical trials.

        Target Market.    The initial patient focus for AC2993 is patients with type 2 diabetes who are not using insulin and are not achieving target blood glucose concentrations with diet plus metformin, sulfonylureas or both metformin and sulfonylureas. The current therapeutic steps available to this patient population are additional oral medications, the addition of insulin to the oral agent regimen, or insulin therapy alone. These approaches are often not very successful and are often associated with inconvenience and side effects, particularly weight gain. We estimate this population of people with diabetes who were using oral medications as of 2001 to be 11.9 million in the United States, France, Germany, Italy, Japan, Spain and the United Kingdom, which comprise the seven largest pharmaceutical markets worldwide, of which an estimated 5.9 million people are in the United States. We currently plan to market AC2993 in an injectable pen/cartridge delivery system, subject to our receiving the necessary regulatory approvals.

        Commercialization Plan.    Pursuant to our co-promotion agreement with Lilly, the parties have agreed to equally co-promote AC2993 and sustained release formulations within the United States. We will increase our existing sales force to conduct our U.S. sales effort when the timing of approval of AC2993 is more certain. With respect to commercialization outside of the United States, Lilly will be primarily responsible for commercialization efforts.

AC2993 LAR

        The combination of potency and the glucose dependent mechanism of action inherent in AC2993 makes it well suited to development of a sustained release formulation. In May 2000, we signed an agreement with Alkermes, Inc. for the development, manufacture and commercialization of an injectable sustained release formulation of AC2993, which we refer to as AC2993 LAR. This development program utilizes Alkermes' patented, FDA approved and proprietary Medisorb® injectable sustained release drug delivery technology. Based upon results obtained from initial feasibility studies, the goal of the work under this agreement is to develop a formulation that might allow up to once-a-month administration of AC2993 for the treatment of type 2 diabetes.

        Under the terms of the agreement, Alkermes has granted us an exclusive, worldwide license to its formulation technology for the development of injectable sustained release formulations of exendins, such as AC2993, and other related compounds that we may develop. We are responsible for conducting clinical trials and securing regulatory approvals, and we have the right to market any approved products on a worldwide basis. Alkermes is responsible for continuing to support development efforts and manufacturing any products commercialized under our agreement. In exchange, Alkermes receives funding for research and development. Alkermes has also received warrants to purchase an aggregate of up to 75,000 shares of our common stock and cash payments for the achievement of development and commercialization milestones. We may make additional cash milestone payments to Alkermes upon the achievement of further development and commercialization goals. Alkermes will also receive a combination of royalty payments and manufacturing fees based on any future product sales.

        In October 2000, we successfully completed the feasibility stage of development work and initiated additional preclinical work to support AC2993 LAR human clinical trials. We completed the first Phase 1 clinical trial of AC2993 LAR in 2001. This trial demonstrated a sustained release of AC2993 for over 30 days, with no significant immediate release of the drug following administration. AC2993 LAR was well tolerated in this trial with no significant adverse effects. Further, the results of a Phase 1 clinical trial with AC2993, also completed in 2001, demonstrated that sustained, continuous infusion of AC2993 in patients with type 2 diabetes over a twenty-four hour period can lower both pre-meal and post-meal blood glucose concentrations throughout the day.

        In June 2002, we initiated a Phase 2 clinical trial in the United States focusing on the safety and tolerability, as well as the pharmacokinetic profiles of rising doses of three formulations of AC2993 LAR. The study is also examining effects of AC2993 LAR on fructosamine, HbA1c, and fasting and post-meal blood glucose concentrations. The study will include up to 100 people who are managing their diabetes with diet and exercise alone, or in combination with metformin and/or a thiazolidinedione, which are oral therapies. All participants are continuing their existing treatment during the study period.

Lilly Collaboration

        In September 2002, we entered into the collaboration agreement with Lilly for the global development and commercialization of AC2993, including sustained release formulations of that compound, such as AC2993 LAR. Under the terms of the agreement, Lilly made initial payments to us totaling $110 million, of which $30 million was for the purchase of approximately 1.6 million shares of the Company's common stock at a purchase price of $18.69 per share.

        In addition to these up-front payments, Lilly has agreed to make future milestone payments of up to $85 million upon the achievement of certain development milestones, including milestones relating to both twice-daily and sustained release formulations of AC2993. These milestone payments may be converted into our common stock, at Lilly's option, if the filing of NDAs with the FDA are delayed beyond December 31, 2005 for the twice-daily formulation of AC2993 and beyond

December 31, 2007 for the sustained release formulation of AC2993. Lilly has agreed to make additional future milestone payments of up to $130 million contingent upon the commercial launch of AC2993 in selected territories throughout the world, including both twice-daily and sustained release formulations.

        We are responsible for the first $100 million of development costs for the AC2993 program, following the date of the collaboration agreement. Subsequently, we will share U.S. development costs with Lilly equally. Commercialization costs in the United States will also be shared equally. Development costs outside of the United States will be shared 80% by Lilly and 20% by us, and Lilly will be responsible for all commercialization costs outside of the United States.

        In addition, following successful completion of the three ongoing pivotal Phase 3 trials for AC2993 and contingent upon certain other events, Lilly will make available to us a $110 million loan facility to fund a portion of our development and commercialization costs for AC2993. The loan facility will be secured by certain of our patents and other collateral and would become convertible into common stock of the Company if amounts remain outstanding for more than two years.

        Each company will receive 50% of the operating profits from the sale of the product in the United States. Operating profits elsewhere will be shared at approximately 80% to Lilly and 20% to us. We will record all U.S. product revenues and Lilly will record all other product revenues.

        Pursuant to our co-promotion agreement with Lilly, the parties have agreed to equally co-promote AC2993 and sustained release formulations within the United States. With respect to commercialization outside of the United States, Lilly will be primarily responsible for commercialization efforts.

        Also, as part of the agreement with Lilly, we will co-promote Humatrope, Lilly's recombinant human growth hormone product, in the United States.

AC3056

        We are currently evaluating AC3056, a compound we in-licensed from Aventis Pharma in 1997, in an on-going Phase 1 program. AC3056 is designed for the treatment of atherosclerosis-related cardiovascular disease. In animal studies, AC3056 has been shown to:

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  reduce serum low density lipoproteins, known as LDLs, but not serum high density lipoproteins, referred to as HDLs;

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  inhibit lipoprotein oxidation; and

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  inhibit the expression cell adhesion molecules in vascular cells.

        In October 2000, we successfully completed our first Phase 1 clinical trial of AC3056. In this trial, 26 healthy subjects received an oral formulation of AC3056 over a range of doses. The peak levels of AC3056 observed in subjects in this clinical trial were comparable to levels necessary to produce the desired physiological benefits in preclinical trials. We did not observe any safety concerns in the trial. In June 2002, we reported on a Phase 1 study where 14 healthy subjects received an oral formulation of AC3056 administered in a dose-rising manner. Dose-dependent increases in blood levels of AC3056 were observed showing absorption following oral administration. Dose-dependent increases in serum antioxidant activity were also observed. No safety concerns were noted in this trial.

        Under the terms of our license agreement with Aventis Pharma, we are responsible for conducting the preclinical evaluation and clinical development of AC3056. Upon completion of Phase 2 clinical trials of AC3056, Aventis Pharma will have a one-time right to elect to collaborate with us in the continuing development and commercialization of the drug candidate in a 50:50 cost-and-profit sharing arrangement. If Aventis Pharma exercises this option, we will continue to be responsible for developing and registering AC3056, and Aventis Pharma will be responsible for manufacturing and marketing. If the option is exercised, Amylin and Aventis Pharma will assume equal responsibility for all past and future research and development, manufacturing and commercialization expenses and will share equally in any operating profits from commercialization. If Aventis Pharma does not exercise its option, we will retain all development and commercialization rights, and Aventis Pharma will be entitled to a royalty based on any future net sales. In such case, we will be free to collaborate with other companies on the development, manufacture and commercialization of AC3056. Our agreement with Aventis Pharma will automatically terminate when neither we nor Aventis Pharma are conducting research and development or marketing and selling any of the compounds covered by our agreement, including AC3056. We also have the right to terminate the agreement voluntarily at any time upon six months notice. Aventis Pharma may terminate the agreement in the event that we fail to meet research and development milestones, or we discontinue research, development and commercialization activities with respect to the compounds covered by the agreement.

GLP-1

        In December 2002, we announced that we had signed an agreement with Restoragen, Inc. to acquire rights to a Phase 2 program utilizing continuous infusion of glucagon-like peptide 1, or GLP-1, targeted for the treatment of severe congestive heart failure, or CHF, in patients ineligible for cardiac transplant. GLP-1 is a naturally occurring hormone produced in the gut in response to food intake. In connection with this transaction, we will also acquire rights to various GLP-1 related patents. On December 17, 2002, Restoragen filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Completion of this transaction is subject to certain conditions, including bankruptcy court approval. If completed, Amylin will pay Restoragen approximately $4 million, plus contingent milestone payments, and royalties on product sales.

        Nearly 5 million people in the United States are afflicted by congestive heart failure, with approximately 550,000 new cases diagnosed each year. CHF can be caused by conditions such as high blood pressure, coronary heart disease, diabetes, and heavy alcohol consumption. CHF carries a risk of morbidity and mortality. It is estimated that approximately 80,000 people with CHF are cardiac transplant ineligible. CHF is accompanied by shortness of breath and fatigue and occurs when the heart cannot sufficiently pump oxygenated blood throughout the body, resulting in impaired kidney function and an accumulation of fluid in the lungs and other body tissues.

AC162352

        We are developing AC162352 (Peptide YY[3-36]) as a preclinical candidate for the potential treatment of obesity. Independent researchers have reported that a reduction in food intake was demonstrated by this molecule. We plan to file an IND for this candidate in the second half of 2003.

Research and Licensing Activities

        The metabolic components of diabetes, obesity and dyslipidemia are linked in many ways that may allow us to leverage our more than a decade of expertise to develop new metabolic drug candidates to treat these conditions. We currently have approximately 200 full-time employees dedicated to our research and development activities, including approximately 50 employees with Ph.D. or M.D. degrees, six of whom are diabetologists.

        Our scientists are primarily focused on investigating the biological actions and potential utilities of new peptide hormone candidates. We are also using our resources to optimize pharmaceutical properties of peptide drugs to develop new peptide hormone analogs. Our scientists are also involved in the ongoing evaluation of in-licensing opportunities.

Patents, Proprietary Rights, and Licenses

        We believe that patents and other proprietary rights are important to our business. Our policy is to file patent applications to protect technology, inventions and improvements that may be important to the development of our business. We also rely upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We plan to enforce our issued patents and our rights to proprietary information and technology. We review third-party patents and patent applications, both to shape our own patent strategy and to identify useful licensing opportunities.

        We own or hold exclusive rights to 36 issued U.S. patents and 33 pending U.S. applications. We have a total of ten pending and 17 issued U.S. patents relevant to the development and commercialization of SYMLIN. We have a total of 15 pending and one issued U.S. patent relevant to the development and commercialization of AC2993. We have also filed foreign counterparts of many of these issued patents and applications. Included within our SYMLIN patent portfolio are issued patents for:

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  SYMLIN and other amylin agonist analogues invented by our researchers;

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  the amylin molecule;

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  amylin agonist pharmaceutical compositions, including compositions containing pramlintide and compositions containing amylin;

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  methods for treating diabetes using any amylin agonist;

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  methods for synthesis of amylin and amylin analogues; and

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  methods for preparing products that include an amylin agonist in composition for parenteral administration.

        With respect to AC2993, we have patents and patent applications pending which include claims directed to exendin analogues and agonists and uses of exendin analogues and agonists to:

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  modulate gastric emptying;

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  inhibit glucagon secretion;

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  stimulate insulin release;

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  reduce serum lipids; and

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  generate insulin-producing cells from non-insulin producing cells.

        We do not have a composition-of-matter patent for AC2993 or AC2993 LAR.

        Generally, our policy is to file foreign counterpart applications in countries with significant pharmaceutical markets.

        With regard to our development of AC3056, we received a letter from a third party informing us of the availability of three U.S. patents for licensure. We do not believe that these patents are material to our AC3056 development plans.

Manufacturing

        We contract with others for the manufacture of SYMLIN and AC2993. We currently rely on three manufacturers, Bachem California, UCB-Bioproducts and Mallinckrodt, for bulk SYMLIN and two for fill-finishing, including one manufacturer, OMJ Pharmaceuticals, for the dosage-form of SYMLIN in vials and one manufacturer, CP Pharmaceuticals, for dosage-form SYMLIN in cartridges. We also have one manufacturer of pens, Disetronic Medical Systems, for delivery of SYMLIN in cartridges. We have a long-term supply agreement with Bachem and CP Pharmaceuticals and we are in discussions with the other manufacturers for the long-term supply of these materials. We have two bulk drug manufacturers and one manufacturer for dosage-form of AC2993. We currently have a development agreement with two manufacturers for pens for AC2993 and are in initial discussions for a long-term supply agreement for the pens.

        We have selected manufacturers that we believe comply with current good manufacturing practices and other regulatory standards. We have established a quality control and quality assurance program, including a set of standard operating procedures, analytical methods and specifications, designed to ensure that SYMLIN is manufactured in accordance with current good manufacturing practices and other domestic and foreign regulations and are in the process of establishing such a program for AC2993. Under our collaboration agreement regarding AC3056, Aventis Pharma has supplied AC3056 manufactured in accordance with current good manufacturing practices for our initial Phase 1 clinical trials.

        Although some materials for our products are currently available from only one qualified source, we will attempt to acquire a substantial inventory of such materials, establish alternative sources and negotiate long-term supply arrangements. We believe we will not have any material supply issues; however, we cannot be certain that we will be able to obtain long-term supplies of those materials on acceptable terms.

Government Regulation

        Regulation by governmental authorities in the United States and foreign countries is a significant factor in the development, manufacture and marketing of pharmaceutical products. All of our potential products, including SYMLIN and AC2993, will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical testing and clinical trials and other pre-market approval requirements by the FDA and regulatory authorities in foreign countries. Various federal and state statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of such products.

        The activities required before a pharmaceutical agent may be marketed in the United States begin with preclinical testing. Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the potential safety and activity of the product and its formulations. The results of these studies must be submitted to the FDA as part of an Investigational New Drug Application, which must be reviewed by the FDA before a proposed clinical trial can begin. Typically, clinical trials involve a three-phase process. In Phase 1, clinical trials are conducted with a small number of healthy volunteers to determine the early safety and tolerability profile and the pattern of drug distribution and metabolism. In Phase 2, clinical trials are conducted with groups of patients afflicted with a specified disease in order to determine preliminary efficacy, dosing regimens and expanded evidence of safety. In Phase 3, large-scale, multi-center, adequate and well-controlled comparative clinical trials are conducted with patients afflicted with a target disease in order to provide enough data for the statistical proof of efficacy and safety required by the FDA and others. The results of the preclinical testing and clinical trials for a pharmaceutical product are then submitted to the FDA in the form of a New Drug Application, or NDA, for approval to commence commercial sales. In responding to an NDA, the FDA may grant marketing approval, request additional information, or deny the application if it determines that the application does not satisfy its regulatory approval criteria.

        Among the conditions for NDA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to current good manufacturing practices. In complying with these practices, manufacturers must continue to expend time, money and effort in the area of production and quality control and quality assurance to ensure full technical compliance. Manufacturing facilities are subject to periodic inspections by the FDA to ensure compliance.

        We are also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research.

        The activities required before a pharmaceutical agent may be marketed in the European Union are dictated by the International Conference on Harmonization and are generally similar to those established in the United States. Approval of new drugs across the European Union relies on either the mutual recognition process or the centralized approval process of the European Medicines Evaluation Agency, or EMEA. Under the centralized procedure, the marketing application is referred for review to two review teams, each representing one of the member countries. Each reviewer then forwards an early assessment to the Committee for Proprietary Medicinal Products, or CPMP, for discussion and preparation of an initial consolidated assessment report, including a list of questions requesting clarification as well as additional information. This step initiates a series of dialogues, meetings and other communications among the CPMP, the two review teams and us, leading in turn to clarification, education and refinement of the original assessment reports. Ultimately, a decision is reached to either grant marketing approval or deny the application if it is determined that the application does not satisfy the regulatory approval criteria. Initially, we chose the centralized procedure for SYMLIN. However, the centralized procedure provides no mechanism for adding new information to the application in progress. Therefore, in October 2002, when it became evident that further information would be needed, we withdrew our application for SYMLIN. We are currently evaluating whether to refile for approval of SYMLIN under the centralized procedure or whether we might file an application under the mutual recognition process. Under the mutual recognition process, an application is filed in one country for review. If the drug is approved in that country, it may only be marketed initially in that country. However, under the mutual recognition process, other European countries may individually recognize the approval and allow the drug to then be marketed in such countries.

        The clinical testing, manufacture and sale of pharmaceutical products outside of the United States and the European Union are subject to regulatory approvals by other jurisdictions which may be more or less rigorous than those required by the United States or the European Union.

Competition

        Biotechnology and pharmaceutical companies are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to our products. A number of our largest competitors, including Bristol-Myers Squibb Company, GlaxoSmithKline plc, Eli Lilly and Company, Merck & Co., Novartis AG, Novo Nordisk A-S and Takeda Pharmaceuticals, are pursuing the development of or are marketing pharmaceuticals that target the same diseases that we are targeting, and it is possible that the number of companies seeking to develop products and therapies for the treatment of diabetes and other metabolic disorders will increase. Many of these and other existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. These companies may develop and introduce products and processes competitive with or superior to ours. In addition, other technologies or products may be developed that have an entirely different approach or means of accomplishing the intended purposes of our products, which might render our technology and products noncompetitive or obsolete. We cannot be certain that we will be able to compete successfully.

        We believe that SYMLIN is the only non-insulin-based drug candidate in late-stage clinical development for improving blood glucose control in people with type 1 diabetes. Further, insulin and oral medications are often insufficient for many people with type 2 diabetes to achieve satisfactory glucose and weight control. SYMLIN or AC2993 may be complementary to, or competitive with, these other medications. Although competitive activity in the diabetes market is intense, most recent activity has resulted in additional treatment options for people with type 2 diabetes who are responsive to oral medications.

        If approved for marketing, SYMLIN or AC2993 may compete with established therapies for market share. In addition, many companies are pursuing the development of novel pharmaceuticals that target diabetes. These companies may develop and introduce products competitive with or superior to SYMLIN or AC2993. Such competitive or potentially competitive products include:

• acarbose	• pioglitazone
• meteglinide	• repaglinide
• metformin	• rosiglitazone
• miglitol	• sulfonylureas

Similarly, if AC3056 is ultimately approved for marketing, it may compete with established therapies for market share. Among the potentially competitive products are HMG-CoA reductase inhibitors commonly known as statins.

Employees

        As of December 31, 2002, we had approximately 350 full-time employees. A significant number of our management and professional employees have had experience with pharmaceutical, biotechnology or medical product companies. We believe that we have been highly successful in attracting skilled and experienced personnel. None of our employees is covered by collective bargaining agreements and we consider relations with our employees to be good.

Facilities

        Our primary administrative offices and research laboratories are located in San Diego, California. As of December 31, 2002, we occupied approximately 74,000 square feet of office and laboratory space, for which, as of December 2002, we pay approximately $182,000 per month. Our leases on these properties expire in July and August 2004. We also maintain small offices in the United Kingdom and Germany.

Legal Proceedings

        Since August 2001, we have been subject to an ongoing class action lawsuit filed by certain shareholders in the United States District Court for the Southern District of California against us, our Chairman and Chief Executive Officer and one director, alleging violations of the federal securities laws related to declines in our stock price. The complaint alleges securities fraud in connection with various statements and alleged omissions to the public and to the securities markets. The lawsuit is at an early stage and the extent or range of possible damages, if any, cannot yet be reasonably estimated.

        In October 2002, Roman Glowacki filed a shareholder derivative lawsuit purportedly on behalf of our company against our Chairman and Chief Executive Officer and several other present and former members of the Board of Directors of our company in the California State Superior Court in San Diego County. The derivative complaint alleges that the defendants breached their fiduciary duty, abused corporate control, engaged in mismanagement, wasted corporate assets and committed "constructive fraud" as a result of the same activities alleged in the class action lawsuit discussed above. The complaint seeks attorney fees and the payment of damages to our company.

        We believe that the lawsuits are without merit and intend to defend ourselves and our officers and directors vigorously against the claims, although no assurance can be given that we will be successful in defending such claims. If we are not successful in our defense of the Federal Class action lawsuit, we could be forced to make significant payments that could have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT

        Our directors and officers, and their ages as of December 31, 2002, are as follows:

Name	Age	Position
Joseph C. Cook, Jr.	60	Chairman of the Board and Chief Executive Officer
Vaughn D. Bryson(1)(3)	64	Director
Ginger L. Graham(2)(3)	47	Director
Howard E. Greene, Jr.(2)(3)	59	Director
Terrence H. Gregg(1)(3)	54	Director
Jay S. Skyler, M.D.(3)	55	Director
Thomas R. Testman(2)(3)	66	Director
James N. Wilson(1)(3)	59	Director
Daniel M. Bradbury	41	Executive Vice President
Julia R. Brown	55	Executive Vice President
Alain D. Baron, M.D.	49	Senior Vice President of Clinical Research
Martin R. Brown	56	Senior Vice President of Operations
Joann L. Data, M.D., Ph.D.	58	Senior Vice President of Regulatory Affairs and Quality Assurance
Orville G. Kolterman, M.D.	55	Senior Vice President of Clinical Affairs
Tony Chin	55	Vice President, Quality Assurance
Mark G. Foletta	42	Vice President of Finance and Chief Financial Officer
Lloyd A. Rowland	46	Vice President, Secretary and General Counsel
Michael D. Step	43	Vice President, Corporate Development
Gregg Stetsko, Ph.D.	46	Vice President, Product Development
Andrew A. Young, M.D., Ph.D.	50	Vice President and Senior Research Fellow

(1)
Member of the Compensation Committee.

(2)
Member of the Audit Committee.

(3)
Member of the Nominating Committee.

        Mr. Cook has been our Chairman of the Board and Chief Executive Officer since March 1998. Mr. Cook previously served as a member of our Board, and a consultant to us since 1994. Mr. Cook is a founder and serves as Chairman of the Board of Microbia, Inc., a privately held biotechnology company. Mr. Cook is also an officer of Mountain Ventures, Inc., a member of Life Science Advisors, LLC and Cambrian Associates, LLC and a founder of Clinical Products, Inc. Mr. Cook retired as a Group Vice President of Eli Lilly & Company in 1993 after more than 28 years of service. Mr. Cook received a B.S. in Engineering from the University of Tennessee.

        Mr. Bryson has served as a director since July 1999 and serves on the Compensation and Nominating Committees. Mr. Bryson was a thirty-two year employee of Eli Lilly & Company and served as its President and Chief Executive Officer from 1991 to 1993. He was Executive Vice President from 1986 until 1991, and served as a member of Lilly's board of directors from 1984 until his retirement in 1993. Mr. Bryson was Vice Chairman of Vector Securities International from April 1994 to 1996. Mr. Bryson is President of and, with Mr. Cook, a member of Life Science Advisors, LLC. He also serves as a director for the following publicly traded companies: Ariad Pharmaceuticals, Chiron Corporation, AtheroGenics, Inc. and Quintiles Transnational Corp.

Mr. Bryson received a B.S. in Pharmacy from the University of North Carolina and completed the Sloan Program at the Stanford University Graduate School of Business.

        Ms. Graham has served as a director since November 1995 and serves on the Audit and Nominating Committees. Since April 2002, Ms. Graham has served as advisor to the president for Guidant Corp., a medical technology company. From February 2000 until April 2002, Ms. Graham served as Group Chairman, Office of the President with responsibility for the global geographic operations of Guidant Corp. From 1995 to 2000, Ms. Graham served as President of the Vascular Intervention Group of Guidant. She has also served as President and Chief Executive Officer of Advanced Cardiovascular Systems since January 1993. Prior to joining Advanced Cardiovascular Systems, she held various positions with Eli Lilly & Company from 1979 to 1992, including sales, marketing and strategic planning positions. She serves as a director of and sits on the Executive Committee for the California Healthcare Institute, on the board of directors of Millenium Pharmaceuticals, Inc. and on the Harvard Business School Health Advisory Board. She is also a member of the Committee of 200. Ms. Graham received an M.B.A. from Harvard University.

        Mr. Greene is one of our co-founders and has served as a director since our inception in September 1987. Mr. Greene serves on the Audit and Nominating Committees. Mr. Greene is an entrepreneur who has participated in the founding and/or management of eleven medical technology companies over a 22 year period, including three companies for which he served as chief executive officer. From September 1987 to July 1996, Mr. Greene served as our Chief Executive Officer. He was a full-time employee of Amylin from September 1989 until September 1996, and a part-time employee and Chairman of the Executive Committee until March 1998. From October 1986 until July 1993, Mr. Greene was a founding general partner of Biovest Partners, a seed venture capital firm. He was Chief Executive Officer of Hybritech from March 1979 until its acquisition by Eli Lilly & Company in March 1986, and he was co-inventor of Hybritech's patented monoclonal antibody assay technology. Prior to joining Hybritech, he was an executive with the medical diagnostics division of Baxter Healthcare Corporation from 1974 to 1979 and a consultant with McKinsey & Company from 1967 to 1974. He is Chairman of the Board of Epimmune, Inc., and a director of Biosite Incorporated (formerly Biosite Diagnostics, Inc.). Mr. Greene received an M.B.A. from Harvard University.

        Mr. Gregg has served as a director since October 2001 and serves on the Compensation and Nominating Committees. Since July 2002, Mr. Gregg has served as a senior advisor to Medtronic, Inc. From August 2001, until July 2002, Mr. Gregg served as Vice President of Medtronic, Inc. and as President of Medtronic MiniMed. Mr. Gregg previously served as President and Chief Operating Officer of MiniMed from October 1996 until its acquisition by Medtronic in August 2001. Mr. Gregg joined MiniMed as Vice President of Regulatory Affairs and Clinical Research in September 1994 and in 1995 was promoted to Executive Vice President, Operations. Prior to joining MiniMed, Mr. Gregg spent the preceding nine years as Vice President of Governmental Affairs for Ioptex Research, the ophthalmic surgical products subsidiary of Smith & Nephew, plc. Prior to joining Ioptex Research, Mr. Gregg was responsible for Regulatory Affairs, Clinical Research and Quality Assurance for divisions of Allergan, Inc. Mr. Gregg serves on the board of directors of Ocular Sciences, Inc., a manufacturer of contact lenses, Vasogen, Inc., a developer of immune modulation therapies for treatment of various diseases and Specialty Laboratories, Inc., a specialty diagnostics company. Mr. Gregg holds a B.S. from Colorado State University.

        Dr. Skyler has served as a director since August 1999 and serves on the Nominating Committee. He is Professor of Medicine, Pediatrics and Psychology, Director of the Division of Endocrinology, Diabetes and Metabolism and Director of the General Clinical Research Center at the University of Miami in Florida, where he has been employed since 1976. He is also Study Chairman for the National Institute of Diabetes & Digestive & Kidney Diseases in Type 1 Diabetes TrialNet clinical trial network. Dr. Skyler has served as President of the American Diabetes

Association, and as Vice President of the International Diabetes Federation. Dr. Skyler serves on the editorial board of diabetes and general medicine journals. He received his M.D. from Jefferson Medical College, and completed postdoctoral studies at Duke University Medical Center.

        Mr. Testman has served as a director since December 2002 and serves on the Audit and Nominating Committees. Mr. Testman is a former managing partner of Ernst & Young, LLP, where, during his tenure from 1962 to 1992, he served as managing partner of both Health Care Services and Management Consulting Services for the west coast and national practices. During 1998, he served as Chairman of the Board and interim Chief Executive Officer of Techniclone Corp. (now Peregrine Pharmaceuticals, Inc.). Mr. Testman currently serves on the board of directors of ChromaVision Medical Systems, Inc; is Chairman of the Board of Specialty Laboratories, Inc. and formerly served on the board of MiniMed. He received a B.A. in Business from Pacific Union College, and an M.B.A. from Trinity University. Mr. Testman is a certified public accountant.

        Mr. Wilson has served as director since March 2002 and serves on the Compensation and Nominating Committees. He is currently a director and Chairman of the Board of Corcept Therapeutics Incorporated. From 1996 to 2001, Mr. Wilson was Chairman of the Board of Amira Medical. From 1990 to 1994, Mr. Wilson served as President and Chief Operating Officer of Syntex Corporation. Prior to 1990, he served in various senior management positions including Chief Executive Officer for Neurex Corporation and LifeScan, Inc. Mr. Wilson received his B.A and his M.B.A. from the University of Arizona.

        Mr. Bradbury, one of our executive officers, has served as Executive Vice President since June 2000. He previously served as Senior Vice President of Corporate Development from April 1998 to June 2000 and as Vice President of Marketing from June 1995 to April 1998. From July 1994 to May 1995, Mr. Bradbury served as Director of Marketing for Amylin Europe Limited. Prior to joining Amylin, Mr. Bradbury was employed by SmithKline Beecham Pharmaceuticals from September 1984 to July 1994, where he held a number of positions, most recently as Associate Director, Anti-Infectives in the Worldwide Strategic Product Development Division. Mr. Bradbury holds a B.Pharm. (Hons.) from Nottingham University and a Diploma in Management Studies from Harrow and Ealing Colleges of Higher Education and is a member of the Royal Pharmaceutical Society of Great Britain.

        Ms. Brown, one of our executive officers, joined Amylin as Executive Vice President in June 2000. From February 1995 to October 1999, Ms. Brown was employed by Dura Pharmaceuticals, most recently as Executive Vice President. Before that, Ms. Brown spent over 25 years with Eli Lilly & Company. With Lilly, she held progressively more senior sales and marketing roles in the pharmaceutical division. She served as Vice President of Worldwide Marketing for Hybritech, and as Vice President of IVAC Corporation and General Manager of its Vital Signs Division. Ms. Brown is a member of the board of directors of Oridigm Corporation. She is a graduate of Louisiana Tech University where she studied microbiology and biochemistry.

        Dr. Baron, one of our executive officers, has served as our Senior Vice President of Clinical Research since June 2002. He previously served as Vice President of Clinical Research since December 1999. Dr. Baron has been clinical Professor of Medicine at the University of California, San Diego, and Clinical VA Staff Physician at the VA Medical Center, San Diego, since 2001. From 1989 to 2000, Dr. Baron worked for the Indiana University School of Medicine, where he served as Professor of Medicine and Director, Division of Endocrinology and Metabolism. Earlier, Dr. Baron held academic and clinical positions in the Division of Endocrinology and Metabolism at University of California, San Diego, and the Veterans Administration Medical Center in San Diego. He is the recipient of several prestigious awards for his research in diabetes and vascular disease, including the 1996 Outstanding Clinical Investigator Award from the American Federation for Medical Research, several from the American Diabetes Association, and is a current National Institutes of

Health MERIT award recipient. He earned his M.D. from the Medical College of Georgia, Augusta, and completed postdoctoral studies at the University of California, San Diego.

        Mr. Brown, one of our executive officers, has served as Senior Vice President of Operations since March 2000. Mr. Brown previously served as Vice President of Operations from October 1998 to March 2000, and as Senior Director, Information Technology from May 1994 to October 1998. Prior to joining the Company, from 1989 to 1993, Mr. Brown was Director, Information Systems, Europe, based in London, England for Eli Lilly & Company. From 1988 to 1989, Mr. Brown was Director, Information Systems for the Medical Devices and Diagnostics Division of Lilly; he served as Director, Information Systems of IVAC Corporation, one of the seven companies in that division, from 1983 to 1988. Mr. Brown received a B.S. in Commerce and Engineering and an M.B.A. in Operations Research from Drexel University.

        Dr. Data, one of our executive officers, has served as Senior Vice President of Regulatory Affairs and Quality Assurance since August 1999. From 1996 to 1999, Dr. Data served as an officer of CoCensys, most recently as Executive Vice President, Product Development and Regulatory Affairs. From 1990 to 1996, Dr. Data held several positions at The Upjohn Company, most recently as Corporate Vice President for Pharmaceutical Regulatory Affairs and Project Management. Previously, she held a number of positions at Hoffmann-La Roche, including Vice President of Clinical Research and Development. Dr. Data is a director of Stressgen Biotechnology Company. She earned her M.D. from Washington University School of Medicine and her Ph.D. in Pharmacology from Vanderbilt University.

        Dr. Kolterman, one of our executive officers, has served as Senior Vice President of Clinical Affairs since February 1997. Dr. Kolterman previously served as Vice President, Medical Affairs from July 1993 to February 1997 and Director, Medical Affairs from May 1992 to July 1993. From 1983 to May 1992, he was Program Director of the General Clinical Research Center and Medical Director of the Diabetes Center, at the University of California, San Diego Medical Center. Since 1989 he has been Adjunct Professor of Medicine at UCSD. From 1978 to 1983, he was Assistant Professor of Medicine in the Endocrinology and Metabolism Division at the University of Colorado School of Medicine, Denver. He was a member of the Diabetes Control and Complications Trial Study Group at the time of its completion in 1993 and presently serves as a member of the Epidemiology of Diabetes Intervention and Complications Study. He is also a past-president of the California Affiliate of the American Diabetes Association. Dr. Kolterman earned his M.D. from Stanford University School of Medicine.

        Mr. Chin has served as Vice President of Quality Assurance since June 2002. Mr. Chin joined Amylin from Alcon Labs in Fort Worth, Texas, where he served as Senior Quality Assurance Director from September 1994 to June 2002. Prior to that he served as Vice President of Quality Services for Paragon Vision Sciences from April 1991 to August 1994, QA Director for Steris Lab from September 1987 to April 1991, and held management positions in various divisions of Syntex from July 1972 to September 1987. Mr. Chin earned his BA in Chemistry and Biology from Simpson College in 1972 and his M.B.A. from Drake University in Iowa in 1982.

        Mr. Foletta, one of our executive officers, has served as Vice President of Finance and Chief Financial Officer since March 2000. Mr. Foletta previously served as Principal, Triton Group Management, Inc. from 1997 to 2000. From 1986 to 1997, Mr. Foletta held a number of management positions with Intermark, Inc. and Triton Group Ltd., the most recent of which was Senior Vice President, Chief Financial Officer and Corporate Secretary. From 1982 to 1986, Mr. Foletta was with Ernst & Young, most recently serving as an Audit Manager. Mr. Foletta earned his B.A. in Business Economics from the University of California, Santa Barbara in 1982 and received his California CPA accreditation in 1985.

        Mr. Rowland, one of our executive officers, has served as our Vice President, General Counsel and Secretary since September 2001. Prior to joining Amylin, Mr. Rowland served in various positions at Alliance Pharmaceutical through August 2001, including as Vice President beginning in May 1999, Secretary beginning in May 1998 and General Counsel and Assistant Secretary beginning in 1993. Earlier, Mr. Rowland served as Vice President and Senior Counsel, Finance and Securities, at Imperial Savings Association for four years. For the previous eight years, he was engaged in the private practice of corporate law with the San Diego, California law firm of Gray, Cary, Ames & Fry, and the Houston, Texas law firm of Bracewell & Patterson. He received a J.D. from Emory University.

        Mr. Step has served in Amylin's Corporate Development group since October of 2001, and was appointed to Vice President of Corporate Development in August of 2002. Mr. Step joined Amylin in July 2000, and through September 2001, served as Executive Director of Commercial Operations where he was responsible for developing the sales function for Amylin's future commercialization plans. Prior to serving in this position, he was the Senior Director of Business Development at Dura Pharmaceuticals from 1998 until 2000. From 1996 through 1998, Mr. Step served as Associate Director of Business Development and Strategic Planning at Hoffmann-La Roche. From 1993 to 1996, he served in various sales and management roles for Syntex Labs and Roche Labs. He received his B.A. in Political Science from Vanderbilt University in 1981 and his M.B.A. in Marketing from the University of Southern California in 1986.

        Dr. Stetsko was appointed Vice President of Product Development in July 2002. Dr. Stetsko previously served as Executive Director of Preclinical and Product Development from September 2000 to July 2002. Prior to joining Amylin, from September 1999 to September 2000 he was an independent consultant providing regulatory, quality assurance and product development support to biotech companies. From November 1994 to September 1999, Dr. Stetsko was responsible for product development at Ligand Pharmaceuticals, most recently as the Senior Director of Pharmaceutical and Analytical Development. From February 1987 to October 1994, he held a number of management positions at Sterling Winthrop, most recently Associate Director of Pharmaceutical Sciences. Prior to employment at Sterling Winthrop, from June 1983 to January 1987, Dr. Stetsko was a senior research scientist at Sandoz, Ltd. He received his a B.S. in Pharmacy from the University of Rhode Island in 1979 and his Ph.D. in Industrial and Physical Pharmacy from Purdue University in 1983.

        Dr. Young has served as Vice President of Research since October 1998 and as Senior Research Fellow as of March 2002. From 1989 to 1998, he held a number of positions in our Physiology Department, most recently as Vice President of Physiology. Prior to joining Amylin in 1989, Dr. Young was a lecturer in the Department of Physiology at the University of Auckland, New Zealand and a part-time general medical practitioner. From 1984 to 1987, Dr. Young was a Clinical Research Scientist at the National Institutes of Health in Phoenix, Arizona, where he studied insulin resistance and diabetes. He received his M.B., Ch.B. (M.D.) and his Ph.D. in Physiology from the University of Auckland, New Zealand.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding the ownership of our common stock as of December 31, 2002 by:

  •
  each of our directors;

  •
  our Chief Executive Officer and our five other most highly compensated executive officers during 2002;

  •
  all of our executive officers and directors as a group; and

  •
  all those known by us to be the beneficial owners of more than five percent of our common stock.

        Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 81,949,367 shares outstanding on December 31, 2002, adjusted as required by rules promulgated by the Securities and Exchange Commission. Except as shown otherwise in the table, the address of each stockholder listed is in care of Amylin Pharmaceuticals, Inc. at 9373 Towne Centre Drive, San Diego, California 92121.

BENEFICIAL OWNER(1)	Number of Shares	Shares Issuable Pursuant to Options and Warrants Exercisable Within 60 Days of December 31, 2002	Percent of Total
Allen Andersson(2) 62 Sparhawk Lane North Conway, NH 03860	9,066,093	—	11.1%
Capital Research & Management Co.(3) 333 South Hope St. Los Angeles, CA 90071	7,990,000		9.8%
Wellington Management Co, LLP(4) 76 State Street Boston, MA 02109	5,031,439	—	6.1%
Farallon Capital Management LLC(5) One Maritime Plaza #11325 San Francisco, CA 94111	4,232,200	—	5.2%
Alain D. Baron(6)	193,111	189,500	*
Daniel M. Bradbury(7)	342,183	314,078	*
Julia R. Brown(8)	239,575	219,990	*
Martin R. Brown(9)	328,797	240,606	*
Vaughn D. Bryson(10)	117,013	3,000	*
Joseph C. Cook, Jr.(11)	2,330,284	1,252,324	2.8%
Ginger L. Graham(12)	146,600	71,000	*

Howard E. Greene, Jr.(13)	2,187,644	31,000	2.7%
Terrance H. Gregg(14)	28,000	28,000	*
Orville G. Kolterman(15)	558,776	493,645	*
Jay S. Skyler(16)	151,000	81,000	*
Thomas R. Testman(17)	20,000	20,000	*
James N. Wilson(18)	78,000	28,000	*
All executive officers and directors as a group (16 persons)	7,154,470	3,358,867	8.4%

* Less than one percent.

(1)
This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G and Forms 13F filed with the Securities and Exchange Commission. Includes shares issuable pursuant to options and other rights to purchase the Company's shares exercisable within 60 days of December 31, 2002.

(2)
This amount includes 2,602,779 shares held by Susan Riecken, Mr. Andersson's spouse.

(3)
Derived from information contained on the Form 13F filed by the stockholder for the period ended September 30, 2002.

(4)
Derived from information contained on the Form 13F filed by the stockholder for the period ended September 30, 2002.

(5)
Derived from information contained on the Form 13F filed by the stockholder for the period ended September 30, 2002.

(6)
Includes 68,146 unvested stock options exercisable pursuant to early exercise provisions.

(7)
Includes 79,020 unvested stock options exercisable pursuant to early exercise provisions.

(8)
Includes 68,020 unvested stock options exercisable pursuant to early exercise provisions.

(9)
Includes 62,417 unvested stock options exercisable pursuant to early exercise provisions

(10)
Includes 114,013 shares held by the Vaughn D. Bryson Irrevocable Trust, U-A 1/14/99. As of March 1, 2003, Mr. Bryson holds 3,753 shares of unvested common stock that are subject to a repurchase right in favor of Amylin.

(11)
Includes 130,752 shares owned by Farview Management, L.P., as to which Mr. Cook shares voting and dispositive power with his wife. Also includes 185,823 unvested stock options exercisable pursuant to early exercise provisions.

(12)
Includes 2,000 unvested stock options exercisable pursuant to early exercise provisions.

(13)
Includes 81,969 shares held by The Greene Children's Trust, of which Mr. Greene is a trustee and with respect to which he shares voting and dispositive power with his wife, Arlene Greene, 2,074,675 shares held in The Greene Family Trust, of which Mr. Greene is a trustee and with respect to which he also shares voting and dispositive power with his wife and 2,000 unvested stock options exercisable pursuant to early exercise provisions.

(14)
Includes 15,070 unvested stock options exercisable pursuant to early exercise provisions.

(15)
Includes 4,050 shares owned by Dr. Kolterman's children and 67,417 unvested stock options exercisable pursuant to early exercise provisions.

(16)
Includes 2,000 unvested stock options exercisable pursuant to early exercise provisions.

(17)
Includes 20,000 unvested stock options exercisable pursuant to early exercise provisions.

(18)
Includes 22,000 unvested stock options exercisable pursuant to early exercise provisions.

UNDERWRITING

        Amylin and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Goldman, Sachs & Co., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and Fortis Securities Inc. are representatives of the underwriters. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares
Goldman, Sachs & Co.	4,200,000
Lehman Brothers Inc.	1,640,000
Morgan Stanley & Co. Incorporated	1,640,000
Banc of America Securities LLC	940,000
Fortis Securities Inc.	460,000
Prudential Securities Incorporated	240,000
Morgan Keegan & Company, Inc.	80,000

Total	9,200,000

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total set forth in the table above, the underwriters have an option to buy up to an additional 1,342,168 shares from Amylin to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per shares and total underwriting discounts to be paid to the underwriters by Amylin. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,342,168 additional shares.

Paid By Amylin	No Exercise	Full Exercise
Per share	$0.9545	$0.9545
Total	$8,781,400.00	$10,062,499.36

        Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.575 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.

        Amylin's directors and executive officers have agreed, subject to certain limited exceptions, not to dispose of or hedge any shares of their common stock, or any securities convertible into or exchangeable for shares of common stock, during the period 90 days after the date of this prospectus supplement, except with the prior written consent of the underwriters. This agreement does not apply to Amylin's existing equity incentive plans. Goldman, Sachs & Co., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

        The common stock is quoted on the Nasdaq National Market under the symbol "AMLN".

        In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering.

"Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional common stock from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional common stock or purchasing common stock in the open market. In determining the source of common stock to close out the covered short position, the underwriters will consider, among other things, the price of common stock available for purchase in the open market as compared to the price at which they may purchase common stock through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing common stock in the option market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

        Each Underwriter has represented that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing Date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 Financial Services and Markets Act of 2000 (the "FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Amylin Pharmaceuticals, Inc.; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        Amylin estimates that its total expenses of this offering, excluding the underwriting discount, will be approximately $300,000.

        Amylin has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        The underwriters have, from time to time, performed, and may in the future perform, certain investment banking and advisory services for Amylin for which they have received, and may receive, customary fees and expenses.

VALIDITY OF COMMON STOCK

        The validity of the shares of common stock being offered hereby will be passed upon for us by Cooley Godward LLP, San Diego, California, and for the underwriters by Sullivan & Cromwell LLP, Los Angeles, California.

EXPERTS

        Ernst & Young, LLP, independent auditors, have audited our consolidated financial statements included in our annual report on Form 10-K, for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in the accompanying prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

$175,000,0000

Common Stock

        From time to time we may sell shares of our common stock. We will specify in the accompanying prospectus supplement, or in a post-effective amendment to the registration statement of which this prospectus is a part, the terms of any offering. We may sell our common stock to or through underwriters and also to other purchasers or through agents. We will set forth the names of any underwriters or agents in the accompanying prospectus supplement or, if the offering will be an "at the market" offering, in the post-effective amendment. Our common stock is listed on the Nasdaq National Market under the symbol "AMLN".

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 3.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

Prospectus dated December 5, 2002.

SUMMARY OF OUR BUSINESS

        Amylin Pharmaceuticals, Inc. is engaged in the discovery, development and commercialization of potential drug candidates for the treatment of metabolic disorders. We currently have two drug candidates for the treatment of diabetes in late stage development. We own rights underlying our first drug candidate, SYMLIN™ (pramlintide acetate), which we invented and patented several years ago. We acquired rights relating to our second drug candidate, AC2993 (synthetic exendin-4), through an exclusive patent license from Dr. John Eng and have filed patent applications covering developments in AC2993 and its uses that resulted from our own internal research and development. In September 2002, we entered into a collaboration with Eli Lilly and Company, or Lilly, for the worldwide development and commercialization of AC2993 and sustained release formulations of that compound, including AC2993 LAR.

OUR DRUG CANDIDATES

        We are developing SYMLIN for the treatment of people with diabetes who use insulin. We submitted a New Drug Application for SYMLIN to the U.S. Food and Drug Administration, the FDA, in December 2000. In October 2001, we received a letter from the FDA stating that SYMLIN was approvable for patients with type 1 diabetes and insulin-using patients with type 2 diabetes, subject to satisfactory results from additional clinical work. After consultation with the FDA, we initiated a seven-month dose titration study of SYMLIN focused on safety involving approximately 250 patients with type 1 diabetes and a few small studies to clarify suggested prescribing information. Our seven-month study of SYMLIN is now fully enrolled and we currently expect to complete the study in the first quarter of 2003. We have also completed or are currently conducting our smaller SYMLIN studies to clarify suggested prescribing information. We do not expect the FDA to require any extended studies in type 2 diabetes patients as a condition to obtaining marketing approval of SYMLIN in the United States.

        We submitted a Marketing Authorization Application, or MAA, for SYMLIN to European regulatory authorities in May 2001. In October 2002, following consultation with the European Committee for Proprietary Medicinal Products, we determined that additional information will be required to continue the review of SYMLIN in Europe. The European centralized regulatory procedure provides no mechanism for adding new information to an application in progress; therefore, we withdrew our MAA for SYMLIN. We plan to engage in further discussions with European regulatory authorities and other regulatory experts to determine and clarify the information required to support a resubmission of the MAA for SYMLIN.

        We are developing AC2993 and AC2993 LAR for the treatment of type 2 diabetes in collaboration with Lilly. AC2993, which is our code name for synthetic exendin-4, is currently in Phase 3 clinical studies. AC2993 LAR is being developed as a sustained release injectable formulation of AC2993. We are also party to an agreement with Alkermes, Inc., a company specializing in the development of products based on proprietary drug delivery technologies, for the development of drug delivery technologies relating to AC2993 LAR. AC2993 LAR is currently in Phase 2 clinical studies.

        Our third drug candidate, AC3056, is a compound in-licensed from Aventis Pharma. We filed an Investigational New Drug Application for AC3056 with the FDA in June 2000 and commenced Phase 1 clinical trials shortly thereafter. We are evaluating AC3056 for potential utility in the treatment of metabolic disorders relating to cardiovascular disease.

RECENT STRATEGIC DEVELOPMENTS

        In September 2002, we entered into a collaboration agreement with Lilly for the worldwide development and commercialization of AC2993 and sustained release formulations of AC2993,

including AC2993 LAR. Under the terms of the collaboration agreement, we granted Lilly licenses to specified technology for the manufacture, use and sale of products containing AC2993 outside of the United States. We also agreed to co-develop and co-promote products containing AC2993 in the United States.

        In connection with our initiation of the collaboration, Lilly purchased approximately 1.6 million shares of our common stock for an aggregate purchase price of $30 million. In addition, pursuant to the terms of the collaboration agreement, Lilly paid us an up-front, nonrefundable payment of $80 million.

        In the future, Lilly will pay us up to $85 million upon the achievement of certain development milestones for AC2993 and certain sustained release formulations of AC2993. These milestone payments may be convertible into shares of our common stock at Lilly's option if we do not meet specified deadlines for the filing of new drug applications for AC2993 by December 31, 2005 and for certain sustained release formulations of AC2993 by December 31, 2007. Lilly will also make additional future payments to us of up to $130 million contingent upon commercial launch of AC2993 and sustained release formulations of AC2993 in selected territories throughout the world.

        Generally, we will share U.S. development and commercialization costs with Lilly equally. However, Lilly's obligation to actively share in development funding will begin following our expenditure of approximately $100 million in development costs subsequent to the commencement of the collaboration. We estimate that this will occur upon the completion of the majority of work on the three pivotal Phase 3 clinical trials for AC2993 currently underway, which we refer to as our AMIGO trials. The AMIGO trials are currently expected to be completed in the second half of 2003. Development costs outside the United States will be shared 80 percent by Lilly and 20 percent by us. Lilly is responsible for all commercialization costs outside the United States. Beginning upon the successful completion of the ongoing AMIGO trials and contingent upon certain other events, Lilly will make available to us a loan of up to a $110 million to fund a portion of our development and commercialization costs for AC2993. In general, if amounts borrowed from Lilly are outstanding for more than two years, Lilly may convert those amounts, at Lilly's option, into shares of our common stock at a conversion price equal to the fair market value of our common stock at the time of conversion.

        The companies will equally co-promote the product in the United States, and Lilly will market the product exclusively in countries outside the United States. Operating profits from sales of the product in the United States will be shared equally. Outside the United States, approximately 80 percent of the operating profits will go to Lilly and 20 percent to us. We will record all product revenues in the United States and Lilly will record all product revenues outside of the United States. Additionally, the companies have agreed that, for a limited period of time prior to the commercialization of AC2993, we will promote Humatrope®, Lilly's recombinant human growth hormone product, in the United States.

        We were incorporated in Delaware in September 1987. Our principal executive offices are located at 9373 Towne Centre Drive, San Diego, California 92121. Our telephone number is (858) 552-2200. Our website is http://www.amylin.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our web site address is included in this document as an inactive textual reference only.

        SYMLIN is our trademark. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

RISK FACTORS

        Investment in our common stock involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus and the additional information in our reports on file with the Securities and Exchange Commission that are incorporated by reference in this prospectus before purchasing any of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

We have a history of operating losses, anticipate future losses, may not generate revenues from product sales and may never become profitable.

        We have experienced significant operating losses since our inception in 1987. As of September 30, 2002, we had an accumulated deficit of approximately $488 million. We expect to incur significant additional operating losses over the next few years. We have derived substantially all of our revenues to date from development funding, fees and milestone payments under collaborative agreements and from interest income. To date, we have not received any revenues from product sales. To achieve profitable operations, we, alone or with others, must successfully develop, manufacture, obtain required regulatory approvals and market our drug candidates. We may never become profitable. If we become profitable, we may not remain profitable.

We will require future capital and are uncertain of the availability or terms of additional funding. If our capital becomes insufficient and additional funding is unavailable, inadequate, or not available on acceptable terms, it may adversely affect the value of shares of our stock.

        We must continue to find sources of capital in order to complete the development and commercialization of our drug candidates. Our future capital requirements will depend on many factors, including:

  •
  progress with our preclinical studies and clinical studies;

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  the continuation of our collaboration with Lilly for the development and commercialization of AC2993 and sustained release formulations of AC2993;

  •
  our ability to meet milestone objectives under our collaboration with Lilly;

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  our access to loan amounts under our collaboration with Lilly;

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  scientific progress in our other research programs and the magnitude of these programs;

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  the time and costs involved in obtaining regulatory approvals for the marketing of any of our drug candidates;

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  the costs of manufacturing any of our drug candidates;

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  our ability, and the ability of any partner, to effectively market, sell and distribute SYMLIN, AC2993 and our other drug candidates, including AC2993 LAR and AC3056, subject to obtaining regulatory approval;

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  our ability to establish one or more marketing, distribution or other commercialization arrangements for SYMLIN and AC3056;

  •
  the costs involved in preparing, filing, prosecuting, maintaining and enforcing patents or defending ourselves against competing technological and market developments; and

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  the potential need to repay existing indebtedness.

        You should be aware that:

  •
  we may not be able to obtain additional financial resources in the necessary time frame or on terms favorable to us, if at all;

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  any available additional financing may not be adequate; and

  •
  we may be required to use a portion of future financing to repay existing indebtedness to our current or future creditors, including Johnson & Johnson.

        As of September 30, 2002, the total principal and interest due to Johnson & Johnson was approximately $63.5 million, which is secured by our issued patents and patent applications relating to amylin, including several that relate to SYMLIN. This debt becomes due beginning in June 2005; however, if we enter into a change in control transaction, a license agreement for SYMLIN or a financing arrangement after a period of time subsequent to approval of SYMLIN by the FDA, then the repayment date may be accelerated with respect to some or all of the outstanding balance. In the event we are unable to obtain additional financing on acceptable terms, we may not have the financial resources to continue research and development of SYMLIN, AC2993 or any of our other drug candidates and we could be forced to curtail or cease our operations, which would adversely affect the value of our stock.

We are substantially dependent on our collaboration with Eli Lilly and Company for the development and commercialization of AC2993 and AC2993 LAR.

        We have entered into collaborative arrangements with Lilly to develop and commercialize AC2993 and sustained release formulations of AC2993, including AC2993 LAR. We entered into this collaboration in order to:

  •
  fund some of our research and development activities;

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  assist us in seeking and obtaining regulatory approvals; and

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  assist us in the successful commercialization of AC2993 and AC2993 LAR.

        In general, we cannot control the amount and timing of resources that Lilly may devote to our collaboration. If Lilly fails to assist in the development and commercialization of AC2993 and sustained release formulations of AC2993, or if Lilly's efforts are not effective, our business may be negatively affected. Our collaboration with Lilly may not continue or result in commercialized drugs. Lilly can terminate our collaboration under certain circumstances, some of which are outside of our control. If Lilly ceased funding and/or developing AC2993 or sustained release formulations of AC2993 it would have a material adverse effect on our business.

We may be unable to obtain regulatory clearance to market our drug candidates in the United States or abroad on a timely basis, or at all.

        Our drug candidates are subject to extensive government regulations related to development, clinical trials, manufacturing and commercialization. The process of obtaining FDA and other regulatory approvals is costly, time consuming, uncertain and subject to unanticipated delays. The FDA may refuse to approve an application for approval of a drug candidate if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy. Moreover, if the FDA grants regulatory approval of a product, the approval may be limited to specific indications or limited with respect to its distribution. Foreign regulatory authorities may apply similar limitations or may refuse to grant any approval.

        The data collected from our clinical trials may not be sufficient to support approval of SYMLIN, AC2993 or any of our other drug candidates by the FDA or any foreign regulatory authorities. With respect to SYMLIN, we submitted a new drug application to the FDA for marketing approval in December 2000. In October 2001, the FDA completed its review of our application and indicated that SYMLIN is approvable for both type 1 and insulin-using type 2 diabetes. However, the FDA also indicated that the ultimate approval of SYMLIN will require that we achieve satisfactory results from additional clinical work. After consultation with the FDA, we initiated a seven-month dose titration study of SYMLIN focused on safety involving approximately 250 patients with type 1 diabetes and a few small studies to clarify suggested prescribing information. We do not expect the FDA to require any extended studies in type 2 diabetes patients as a condition to granting marketing approval of SYMLIN in the United States.

        We submitted a Marketing Authorization Application, or MAA, for SYMLIN to European regulatory authorities in May 2001. In October 2002, following consultation with the European Committee for Proprietary Medicinal Products, we determined that additional information will be required to continue the review of SYMLIN in Europe. The European centralized regulatory procedure provides no mechanism for adding new information to an application in progress; therefore, we withdrew our MAA for SYMLIN. We plan to engage in further discussions with representatives of the European Agency for the Evaluation of Medicinal Products, or EMEA, and other regulatory experts to determine and clarify the information required to support a resubmission of the MAA for SYMLIN.

        With respect to AC2993, AC2993 LAR and AC3056, we are currently in the process of conducting Phase 3, Phase 2 and Phase 1 clinical studies, respectively. It is possible that the FDA or other regulatory authorities may deem our clinical trial results insufficient to meet regulatory requirements for marketing approval or may limit approval for only selected uses. With respect to AC2993 and AC2993 LAR, Lilly is primarily responsible for obtaining regulatory approvals in territories outside the United States.

        Moreover, manufacturing facilities operated by the third party manufacturers with whom we may contract to manufacture SYMLIN, AC2993 and our other drug candidates may not pass an FDA or other regulatory authority preapproval inspection. Any failure or delay in obtaining these approvals could prohibit or delay us or any of our business partners from marketing these drug candidates. Consequently, even if we believe that preclinical and clinical data are sufficient to support regulatory approval for these drug candidates, the FDA and foreign regulatory authorities may not ultimately approve SYMLIN, AC2993 or our other drug candidates for commercial sale in any jurisdiction. If these drug candidates do not meet applicable regulatory requirements for approval, we may not have the financial resources to continue research and development of any of our product candidates and we may not be able to generate revenues from the commercial sale of any of our product candidates.

Delays in the conduct or completion of our clinical trials or the analysis of the data from our clinical trials may result in delays in our planned filings for regulatory approvals, and may adversely affect our ability to enter into new collaborative arrangements.

        We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical studies that will cause us or regulatory authorities to delay or suspend our ongoing clinical studies, delay or suspend planned clinical studies, or delay the analysis of data from our completed or ongoing clinical studies. If the results of our ongoing or planned clinical studies for our product candidates are not available when we expect or if we encounter any delay in the analysis of data from our clinical studies:

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  we may be unable to submit our final data for SYMLIN to the FDA for marketing approval;

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  we may be unable to complete our Phase 3 clinical program for AC2993;

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  we may be unable to complete our Phase 2 studies of AC2993 LAR;

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  we may be unable to commence Phase 2 studies of AC3056;

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  we may have to delay our planned filings for regulatory approval of our drug candidates;

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  some of our potential milestone payments under our collaboration with Lilly may become convertible into shares of our common stock;

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  we may not have the financial resources to continue research and development of any of our drug candidates; and

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  we may not be able to enter into additional collaborative arrangements relating to any drug candidate subject to delay in clinical studies or delay in regulatory filings.

In addition, in the event of delays in our Phase 3 clinical program for AC2993, Lilly may terminate our collaboration for the development and commercialization of AC2993 and sustained release formulations of AC2993 on three months notice. Moreover, if the FDA does not accept for filing a new drug application for AC2993 by December 31, 2005, and for a sustained release formulation of AC2993 by December 31, 2007, Lilly will have the right to convert a portion of future milestone payments that we receive under our collaboration into shares of our common stock at a conversion price equal to the fair market value of our common stock at the time of any such conversion.

        Any of the following could delay the completion of our ongoing and planned clinical studies:

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  ongoing discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

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  delays in enrolling volunteers;

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  lower than anticipated retention rate of volunteers in a clinical trial;

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  negative results of clinical studies;

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  insufficient supply or deficient quality of drug candidate materials or other materials necessary for the performance of clinical trials;

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  our inability to reach agreement with Lilly regarding the scope, design, conduct or costs of clinical trials with respect to AC2993 or sustained release formulations of AC2993; or

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  serious side effects experienced by study participants relating to a drug candidate.

Even if we obtain initial regulatory approval for a drug candidate, if we fail to comply with extensive continuing regulations enforced by domestic and foreign regulatory authorities, it could harm our ability to generate revenues and the market price of our stock could fall.

        Even if we or our business partners are able to obtain regulatory approval for a drug candidate in the United States or other countries, the approval will be subject to continual review, and newly discovered or developed safety issues may result in revocation of the regulatory approval. Moreover, if we obtain marketing approval for a drug candidate in the United States, the marketing of the product will be subject to extensive regulatory requirements administered by the FDA and other regulatory bodies, including adverse event reporting requirements and the FDA's general prohibition against promoting products for unapproved uses. The manufacturing facilities for our drug candidates are also subject to continual review and periodic inspection and approval of manufacturing modifications. Domestic manufacturing facilities are subject to biennial inspections by the FDA and must comply with the FDA's Good Manufacturing Practices regulations. In complying with these regulations, manufacturers must spend funds, time and effort in the areas of production, record keeping, personnel and quality control to ensure full technical compliance. Failure to comply with any of these post-approval requirements can, among other things, result in warning letters, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecutions. Any of these enforcement actions or any unanticipated changes in existing regulatory requirements or the adoption of new requirements could adversely affect our ability to market products and generate revenues and thus adversely affect our ability to continue as a going concern and cause our stock price to fall.

        The manufacturers of our drug candidates also are subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and hazardous substance disposal. In the future, our manufacturers may incur significant costs to comply with those laws and regulations, which could increase our manufacturing costs and reduce our ability to operate profitably.

We have not previously sold, marketed or distributed any products and may not be able to successfully commercialize SYMLIN, AC2993 or other drug candidates.

        We have not previously sold, marketed or distributed any products. As our drug candidates progress towards ultimate commercialization, we will need to develop our sales and marketing abilities with respect to those candidates. We recently agreed to promote Humatrope, a Lilly product, to selected endocrinologists in the United States for a short period of time. To promote Humatrope, we are in the process of building a small national sales force and related support staff. To market SYMLIN and AC2993, if approved, we will need to develop a significantly larger internal sales and marketing function. We may be unable to successfully hire and retain key sales and marketing personnel that we need to effectively manage and carry out the commercialization of Humatrope, SYMLIN, AC2993 and other drug candidates. Even if we manage to hire and retain necessary personnel, we may be unable to implement our sales, marketing and distribution strategies effectively or profitably. In addition, while our commercialization plan for SYMLIN provides for the staged hiring of sales and marketing personnel and deferral of costs, where possible, because our agreement to promote Humatrope is only for a short period of time, in the event that SYMLIN, AC2993 or another of our drug candidates is not approved for marketing by the FDA, we will have incurred significant expenses for the buildup of a sales force that we may not be able to recover.

Our ability to enter into third party relationships is important to our successful development and commercialization of SYMLIN, AC2993 and our other drug candidates and our potential profitability.

        To market any of our products in the United States or elsewhere, we must develop internally or obtain access to sales and marketing forces with technical expertise and with supporting distribution capability in the relevant geographic territory. With respect to sales, marketing and distribution outside the United States, we will be substantially dependent on Lilly for activities relating to AC2993 and sustained release formulations, including AC2993 LAR. We believe that we will likely need to enter into marketing and distribution arrangements with third parties for, or find a corporate partner who can provide support for, the commercialization of SYMLIN or our other drug candidates outside the United States. We may also enter into arrangements with third parties for the commercialization of SYMLIN or any of our other drug candidates within the United States. With respect to AC2993 and AC2993 LAR, we intend to co-promote those drug candidates with Lilly within the United States. If Lilly ceased commercializing AC2993 or AC2993 LAR for any reason, we would likely need to either enter into a marketing and distribution arrangement with a third party for those products or significantly increase our internal sales and commercialization infrastructure.

        We may not be able to enter into marketing and distribution arrangements or find a corporate partner for SYMLIN or our other drug candidates. If we are not able to enter into a marketing or distribution arrangement or find a corporate partner who can provide support for commercialization of our drug candidates as we deem necessary, we may not be able to successfully perform these marketing or distribution activities. Moreover, any new marketer or distributor or corporate partner for our drug candidates, including Lilly, with whom we choose to contract may not establish adequate sales and distribution capabilities or gain market acceptance for our products, if any.

Pricing regulations and reimbursement limitations may reduce our potential revenues from the sale of future products.

        The requirements governing product licensing, pricing and reimbursement vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after product licensing approval is granted. As a result, we may obtain regulatory approval for a product in a particular country, but then be subject to price regulations that reduce our revenues from the sale of the product. Also, in some foreign markets, pricing of prescription pharmaceuticals is subject to continuing governmental control even after initial marketing approval.

        Our ability to commercialize our products successfully also will depend in part on the extent to which reimbursement for the cost of our products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third-party payors sometimes challenge the prices charged for medical products and services. If we succeed in bringing SYMLIN, AC2993 or any other product candidate to the market, we cannot be certain that the products will be considered cost effective and that reimbursement will be available or will be sufficient to allow us to sell the products on a competitive basis.

We do not manufacture our own drug candidates and may not be able to obtain adequate supplies, which could cause delays or reduce profit margins.

        The manufacturing of sufficient quantities of new drug candidates is a time-consuming and complex process. We currently have no facilities for the manufacture of SYMLIN, AC2993 or our other drug candidates and rely on third parties to provide manufacturing capability.

        We work with three contract suppliers, Bachem California, UCB-Bioproducts and Mallinckrodt, who have the capabilities for the commercial manufacture of bulk SYMLIN. In addition, in connection with our clinical trials, we currently rely on one manufacturer, OMJ Pharmaceuticals, Inc., for dosage form SYMLIN in vials, one manufacturer, CP Pharmaceuticals Ltd., for dosage form SYMLIN in cartridges and one manufacturer, Disetronic Medical Systems, of pens for delivery of SYMLIN in cartridges. These manufacturers may not be able to make the transition to commercial production. While we believe that business relations between us and our contract manufacturers are good, we do not have long term supply agreements with many of our contract manufacturers, and we cannot predict whether any of the manufacturers that we may use will meet our requirements for quality, quantity or timeliness for the manufacture of bulk SYMLIN, dosage form SYMLIN or pens. Therefore, we may not be able to obtain supplies of products with acceptable quality, on acceptable terms or in sufficient quantities, if at all. Our dependence on third parties for the manufacture of products may also reduce our profit margins and our ability to develop and deliver products in a timely manner.

        If any of our existing or future manufacturers cease to manufacture or are otherwise unable to deliver SYMLIN, AC2993 or our other products, in either bulk or dosage form, or other product components, including pens for the delivery of these products, we may need to engage additional manufacturers. The cost and time to establish manufacturing facilities would be substantial. As a result, using a new manufacturer could disrupt our ability to supply our products and/or reduce our profit margins. Any delay or disruption in the manufacturing of bulk product, the dosage form of our products or other product components, including pens for delivery of our products, could harm our ability to generate product sales, harm our reputation and require us to raise additional funds.

Our other research and development programs may not result in additional drug candidates, which could limit our ability to generate revenue.

        Our research and development programs for drug candidates other than SYMLIN and AC2993 are at an early stage. Any additional drug candidates will require significant research, development, preclinical and clinical testing, regulatory approval and/or commitments of resources before commercialization. We cannot predict whether our research will lead to the discovery of any additional product candidates that could generate revenues for us.

If our patents are determined to be unenforceable or if we are unable to obtain new patents based on current patent applications or for future inventions, we may not be able to prevent others from using our intellectual property.

        As of September 30, 2002, we owned or held exclusive rights to 36 issued U.S. patents and approximately 33 pending U.S. patent applications. Of these issued patents and patent applications, we have a total of 17 issued U.S. patents and 10 pending U.S. patent applications that we believe are relevant to the development and commercialization of SYMLIN and one issued U.S. patent and 15 pending U.S. patent applications that we believe are relevant to the development and commercialization of AC2993 or AC2993 LAR. We also own or hold exclusive rights to various foreign patent applications that correspond to issued U.S. patents or pending U.S. patent applications. We do not hold composition-of-matter patents covering AC2993 or AC2993 LAR.

        Our success will depend in part on our ability to obtain patent protection for our products and technologies both in the United States and other countries. We cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Alternatively, a third party may successfully circumvent our patents. Our rights under any issued patents may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes. In addition, because patent applications in the United States are maintained in secrecy for eighteen months after the filing of the applications, and publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be sure that the inventors of subject matter covered by our patents and patent applications were the first to invent or the first to file patent applications for these inventions. In the event that a third party has also filed a patent on a similar invention, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in a loss of our patent position. Furthermore, we may not have identified all U.S. and foreign patents that pose a risk of infringement.

Litigation regarding patents and other proprietary rights may be expensive, cause delays in bringing products to market and harm our ability to operate.

        Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under these patents are still developing. As a result, our ability to obtain and enforce patents is uncertain and involves complex legal and factual questions. Third parties may challenge or infringe upon existing or future patents. In the event that a third party challenges a patent, a court may invalidate the patent or determine that the patent is not enforceable. Proceedings involving our patents or patent applications or those of others could result in adverse decisions about:

  •
  the patentability of our inventions and products relating to our drug candidates; and/or

  •
  the enforceability, validity or scope of protection offered by our patents relating to our drug candidates.

        The manufacture, use or sale of any of our drug candidates may infringe on the patent rights of others. If we are unable to avoid infringement of the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to successfully defend an infringement action or have infringing patents declared invalid, we may:

  •
  incur substantial monetary damages;

  •
  encounter significant delays in bringing our drug candidates to market; and/or

  •
  be precluded from participating in the manufacture, use or sale of our drug candidates or methods of treatment requiring licenses.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

        In order to protect our proprietary technology and processes, we also rely in part on confidentiality agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Competition in the biotechnology and pharmaceutical industries may result in competing products, superior marketing of other products and lower revenues or profits for us.

        There are many companies that are seeking to develop products and therapies for the treatment of diabetes and other metabolic disorders. Our competitors include multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. A number of our largest competitors, including Bristol-Myers Squibb Company, Eli Lilly and Company, GlaxoSmithKline, Merck & Co., Novartis, Novo Nordisk and Takeda Pharmaceuticals, are pursuing the development or marketing of pharmaceuticals that target the same diseases that we are targeting, and it is possible that the number of companies seeking to develop products and therapies for the treatment of diabetes and other metabolic disorders will increase. Many of our competitors have substantially greater financial, technical and human resources than we do. In addition, many of these competitors have significantly greater experience than we do in undertaking preclinical testing and human clinical studies of new pharmaceutical products and in obtaining regulatory approvals of human therapeutic products. Accordingly, our competitors may succeed in obtaining FDA approval for products more rapidly than we do, which would provide these competitors with an advantage for the marketing of products with similar potential uses. Furthermore, if we are permitted to commence commercial sales of products, we may also be competing with respect to manufacturing and product distribution efficiency and sales and marketing capabilities, areas in which we have limited or no experience as an organization.

        Our target patient population for SYMLIN is people with diabetes whose therapy includes multiple insulin injections daily. AC2993 is currently being studied for the treatment of type 2 diabetes. Other products are currently in development or exist in the market that may compete directly with the products that we are seeking to develop and market. Various products are available to treat type 2 diabetes, including:

•	sulfonylureas	•	glinides
•	metformin	•	alpha-glucosidase inhibitors
•	insulin	•	thiazolidinediones

        In addition, several companies are developing various approaches to improve treatments for type 1 and type 2 diabetes. We cannot predict whether our drug candidates, even if successfully tested and developed, will have sufficient advantages over existing products to cause health care professionals to adopt them over other products or that our drug candidates will offer an economically feasible alternative to existing products.

We may not be able to keep up with the rapid technological change in the biotechnology and pharmaceutical industries, which could make our products obsolete and reduce our revenues.

        Biotechnology and related pharmaceutical technologies have undergone and continue to be subject to rapid and significant change. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies. Any products that we develop may become obsolete before we recover expenses incurred in developing those products, which may require that we raise additional funds to continue our operations.

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain and motivate qualified personnel.

        We are highly dependent on Joseph C. Cook, Jr., our Chairman and Chief Executive Officer, and the other principal members of our executive and scientific teams, the loss of whose services might impede the achievement of our research, development and commercialization objectives. Recruiting and retaining qualified sales, marketing and scientific personnel will also be critical to our success. Although we believe we will be successful in attracting and retaining skilled and experienced sales, marketing and scientific personnel, we may not be able to attract and retain these personnel on acceptable terms given the competition between numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific personnel from universities and research institutions. We do not maintain "key person" insurance on any of our employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating research and development strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

Our business has a substantial risk of product liability claims, and insurance may be expensive or unavailable.

        Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. Product liability claims could result in a recall of products or a change in the indications for which they may be used. We currently have limited products liability insurance, including clinical trial insurance, and will seek additional coverage prior to marketing any of our drug candidates. We cannot assure you that our insurance will provide adequate coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may not be able to maintain current amounts of insurance coverage, obtain additional insurance or obtain insurance at a reasonable cost or in sufficient amounts to protect against losses that could have a material adverse effect on us.

Our activities involve the use of hazardous materials, which subject us to regulation, related costs and delays and potential liabilities.

        Our research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

We have implemented anti-takeover provisions that could discourage or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and as a result our management may become entrenched and hard to replace.

        Provisions in our certificate of incorporation and bylaws, as amended, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions include:

  •
  allowing our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

  •
  allowing our board of directors to issue, without stockholder approval, up to 7.5 million shares of preferred stock with terms set by the board of directors;

  •
  limiting the ability of holders of our outstanding common stock to call a special meeting of our stockholders; and

  •
  preventing stockholders from taking actions by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders.

        Each of these provisions, as well as selected provisions of Delaware law, could discourage potential takeover attempts, could adversely affect the market price of our common stock and could cause our management to become entrenched and hard to replace. In addition to provisions in our charter documents and under Delaware law, an acquisition of our company could be made more difficult by our employee benefits plans and our employee change in control plan, under which, in connection with a change in control, stock options held by our employees may become vested and our executive officers may receive severance benefits. We also have implemented a stockholder rights plan, also called a poison pill, which could make it uneconomical for a third party to acquire us on a hostile basis.

Our executive officers, directors and major stockholders control approximately 38% of our common stock.

        As of September 30, 2002, executive officers, directors and holders of 5% or more of our outstanding common stock, in the aggregate, owned or controlled approximately 38% of our outstanding common stock. As a result, these stockholders are able to influence all matters requiring approval by our stockholders, including the election of directors and the approval of corporate transactions. This concentration of ownership may also delay, deter or prevent a change in control of our company and may make some transactions more difficult or impossible to complete without the support of these stockholders.

Substantial future sales of our common stock by existing stockholders or by us could cause our stock price to fall.

        Sales by existing stockholders of a large number of shares of our common stock in the public market or the perception that additional sales could occur could cause the market price of our common stock to drop. Likewise, additional equity financings or other share issuances by us, including shares issued in connection with potential future strategic alliances and the uncertain number of additional shares that we may be required to issue under our agreements with Lilly, could adversely affect the market price of our common stock.

We have been named as a defendant in securities class action litigation that could result in substantial costs and divert management's attention and resources.

        We are involved in an ongoing class action lawsuit that was filed against us, our chief executive officer and another director in the United States District Court for the Southern District of California. The lawsuit alleges securities fraud in connection with various statements and alleged omissions relating to the development of SYMLIN, and seeks compensatory damages, payment of fees and expenses, and further relief. We may not be successful in our defense of such claims. If we are not successful, we could be forced to make changes to how we conduct our business or make significant payments to the plaintiffs' lawyers or our stockholders. Such changes or payments could have a material adverse effect on our business, financial condition and results of operations, particularly if any required payments are not entirely covered by our insurance. Even if our defense against such claims is successful, the litigation could result in substantial costs and divert management's attention and resources, which could adversely affect our business.

Significant volatility in the market price for our common stock could expose us to continued litigation risk.

        The market prices for securities of biopharmaceutical and biotechnology companies, including our common stock, have historically been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are unrelated to the operating performance of these biopharmaceutical and biotechnology companies. Since January 1, 2001, the high and low sales price of our common stock varied significantly, as shown in the following table:

	High	Low
Year ended December 31, 2001
First Quarter	$12.19	$5.00
Second Quarter	15.01	8.50
Third Quarter	11.11	4.94
Fourth Quarter	11.20	5.41
Year ending December 31, 2002
First Quarter	$11.10	$7.32
Second Quarter	11.86	8.01
Third Quarter	17.24	8.85
Fourth Quarter (through November 15, 2002)	18.98	14.45

        Given the uncertainty of our future funding and of regulatory approval of SYMLIN, AC2993 and our other drug candidates, we may continue to experience volatility of our stock price for the foreseeable future. In addition, the following factors may significantly affect the market price of our common stock:

  •
  announcements of additional clinical study results;

  •
  announcements of determinations by regulatory authorities with respect to our drug candidates;

  •
  developments in our relationships with current or future collaborative partners;

  •
  our ability to successfully implement our commercialization strategies;

  •
  fluctuations in our operating results;

  •
  developments in our relationships with third party manufacturers of our products and other parties who provide services to us;

  •
  public concern as to the safety of drugs that we are developing;

  •
  technological innovations or new commercial therapeutic products by us or our competitors;

  •
  developments in patent or other proprietary rights; and

  •
  governmental policy or regulation.

        Broad market and industry factors also may materially adversely affect the market price of our common stock, regardless of our actual operating performance. Periods of volatility in the market price of our common stock exposes us to securities class-action litigation, and we may continue to be the target of such litigation as a result of market price volatility in the future.

FORWARD-LOOKING INFORMATION

        This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "will," "could," "may," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus and incorporated by reference in this prospectus. The key factors that could cause actual results to differ materially from the forward-looking statements include:

  •
  scientific and technological uncertainties regarding our product candidates;

  •
  risks and uncertainties regarding the adequacy of our clinical trial processes and whether the results of those clinical trials will be adequate to support regulatory filings and/or approvals;

  •
  risks associated with timing of regulatory approval of SYMLIN by the FDA following the completion of additional clinical trials for SYMLIN;

  •
  developments or changes in our relationships with current or future collaborative partners;

  •
  risks associated with timing of clinical trials for AC2993 and other drug candidates;

  •
  our ability to raise additional needed capital or consummate strategic or corporate partner transactions on favorable terms or at all; and

  •
  dependence on third party service providers and manufacturers of our products.

        Because the factors referred to above, as well as the risk factors beginning on page 3 of this prospectus and the factors incorporated by reference in this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. You should read these factors and the other cautionary statements we make in this prospectus and in the documents we incorporate by reference as being applicable to all related forward-looking statements that we make in this prospectus and in the documents we incorporate by reference. Further, any forward-looking statement speaks only as of the date on which it is made. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

        Except as described in any prospectus supplement, we currently intend to use the net proceeds from the sale of our common stock for research and development, the planned commercialization of SYMLIN pending regulatory approvals and general corporate purposes. Our research and development efforts for the next 12 months will be principally focused on development of AC2993, including our Phase 3 clinical trials and the planned development of AC2993 LAR. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although we currently are not a party to any contracts or letters of intent with respect to any such transactions. Pending these uses, the net proceeds will be invested in investment-grade, interest-bearing securities.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 200 million shares of common stock, $0.001 par value, and 7.5 million shares of preferred stock, $0.001 par value, of which 2.0 million shares have been designated as series A junior participating preferred stock. As of November 12, 2002, there were 81,872,966 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

        The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for distribution. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon the completion of this offering will be, fully paid and non-assessable.

Preferred Stock

        Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 7.5 million shares of preferred stock in one or more series. Our board shall determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series. Our board has designated 2.0 million shares of preferred stock as series A junior participating preferred stock.

        The issuance of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of our company, which could depress the market price of our common stock.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter Documents

        Delaware Takeover Statute.    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an interested stockholder is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

        Charter Documents.    Our amended and restated certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Additionally, our amended and restated certificate of incorporation:

  •
  generally prohibits the use of cumulative voting in the election of directors;

  •
  provides that the authorized number of directors may be changed only by resolution of our board of directors; and

  •
  authorizes our board of directors to issue blank check preferred stock, which, if convertible into common stock, could increase the number of shares of common stock outstanding.

        Our amended and restated bylaws provide that candidates for director may be nominated only by our board of directors or by a stockholder, who must give us 120 days advance notice of a proposed nominee. Also, stockholders must give us 120 days advance notice of business to be brought by a stockholder before a stockholder's meeting. The authorized number of directors is fixed in accordance with our amended and restated certificate of incorporation. Our board of directors may appoint new directors to fill vacancies or newly created directorships. Our amended and restated bylaws also limit who may call a special meeting of stockholders.

        Our amended and restated certificate of incorporation contains a provision that requires the approval of the holders of 66 2/3% of our voting stock as a condition to a merger or various other business transactions with or proposed by an interested stockholder, which, for these purposes, means a holder of 15% or more of our voting stock. This approval is not required if the transaction is approved by our continuing directors, which, for these purposes, includes those of our directors who were either originally elected upon our incorporation, are not interested stockholders, or affiliated with an interested stockholder, or were nominated by, or whose election to the board of directors was recommended or approved by, a majority of the foregoing directors. This approval is also not required if certain minimum price criteria and other procedural requirements are met. The minimum price criteria generally require that, in a transaction in which stockholders are to receive payments, holders of our common stock must receive a value equal to the highest price paid by any interested stockholder for shares of our common stock during the prior two years and that such payment be made in cash or in the type of consideration paid by the interested stockholder for the greatest portion of its shares. Our board of directors believes that this provision will help assure that all of our stockholders will be treated similarly if certain kinds of business combinations are effected. However, this provision may make it more difficult to accomplish certain transactions that are opposed by the incumbent board of directors and that could be beneficial to stockholders.

        Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

Stockholder Rights Plan

        We have 2.0 million shares of series A junior participating preferred stock authorized and reserved for issuance in connection with our stockholder rights plan set forth in our Rights

Agreement dated June 17, 2002 with American Stock Transfer and Trust Company, as rights agent. Each outstanding share of our common stock has one preferred stock purchase right. The rights expire on June 16, 2012 unless exchanged or redeemed prior to that date. Our board may extend the expiration date.

        Generally, if any person or group acquires 15% or more of our common stock, the rights holders will be entitled to receive, upon exercise of a preferred stock purchase right, the number of shares of common stock that, at that time, have a market value equal to twice the purchase price of the right. The shares of preferred stock acquired upon exercise of a purchase right are not redeemable and are entitled to preferential quarterly dividends. They are also entitled to preferential rights in the event of liquidation. Finally, if any business combination occurs in which our common shares are exchanged for shares of another company, each preferred share will be entitled to receive 100 times the amount received per common share of the company.

        If we are acquired in a business combination, the purchase rights holders will be entitled to acquire, for the purchase price, the number of shares of common stock of the acquiring corporation that, at the time, have a market value equal to twice the purchase price of the right. Our board has the right to redeem the purchase rights in certain circumstances for $.001 per share, subject to adjustment.

        The rights plan is designed to protect our stockholders in the event of unsolicited offers to acquire us and other coercive takeover tactics, which, in the board's opinion, would impair its ability to represent our stockholders' interests. The rights plan may make an unsolicited takeover more difficult or less likely to occur or may prevent a takeover, even though a takeover may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer and Trust. Its address is 40 Wall Street, New York, New York 10005 and its telephone number is (718) 921-8247.

PLAN OF DISTRIBUTION

        We may sell the common stock being offered hereby through underwriters or dealers, through agents, or directly to one or more purchasers from time to time. The prospectus supplement will describe the terms of the offering of the common stock, including:

  •
  the name or names of any agents or underwriters;

  •
  the purchase price of the common stock and the proceeds we will receive from the sale;

  •
  any over-allotment options under which underwriters may purchase additional common stock from us;

  •
  any agency fees or underwriting discounts and other items constituting agents' or underwriters' compensation;

  •
  any initial public offering price;

  •
  any discounts or concessions allowed or reallowed or paid to dealers; and

  •
  any securities exchange or market on which the common stock may be listed.

        In addition, if we engage in an "at the market" offering, we will file a post-effective amendment to the registration statement of which this prospectus is a part, naming the underwriter or underwriters. Only underwriters named in a prospectus supplement or post-effective amendment are underwriters of the common stock offered thereby.

        If underwriters are used in the sale, they will acquire the common stock for their own account and may resell the stock from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the shares of common stock offered by a prospectus supplement or post-effective amendment. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We may use underwriters with whom we have a material relationship. We will describe in a prospectus supplement or post-effective amendment, naming the underwriter, the nature of any such relationship.

        We may sell common stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of common stock and we will describe any commissions we will pay the agent in the prospectus supplement or post-effective amendment.

        Unless a prospectus supplement or post-effective amendment states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

        We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

        Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the common stock in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the common stock originally sold by the dealer is purchased in a covering transaction to cover short positions. Those activities may cause the price of the common stock to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of these activities at any time.

        Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, the passive market maker's bid must then be lowered when certain purchase limits are exceeded.

LEGAL MATTERS

        The validity of the common stock being offered hereby will be passed upon by Cooley Godward LLP, San Diego, California.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our annual report on Form 10-K, for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock we are offering under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the common stock we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. You may read and copy the registration statement, as well as our reports, proxy statements and other information, at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

        The SEC allows us to "incorporate by reference" information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this registration statement and prospectus the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the termination of the offering of the shares covered by this prospectus.

        The following documents filed with the SEC are incorporated by reference in this prospectus:

  1.
  Our annual report on Form 10-K for the year ended December 31, 2001;

  2.
  Our Notice of Annual Meeting and Proxy Statement for Annual Meeting of Stockholders held on May 15, 2002;

  3.
  Our quarterly reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

  4.
  The current reports on Form 8-K we filed on June 18, 2002, September 23, 2002 and October 3, 2002; and

  5.
  The description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on November 27, 1991, including any amendments or reports filed for the purpose of updating this information.

        We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Amylin Pharmaceuticals, Inc., Attention: Investor Relations, 9373 Towne Centre Drive, San Diego, CA 92121, telephone: (858) 552-2200.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

Summary of our Business	1
Risk Factors	3
Forward-Looking Information	15
Use Of Proceeds	16
Description Of Capital Stock	16
Plan Of Distribution	18
Legal Matters	19
Experts	20
Where You Can Find More Information	21

9,200,000 Shares

Amylin
Pharmaceuticals, Inc.

Common Stock

Goldman, Sachs & Co.

Lehman Brothers

Morgan Stanley

Banc of America Securities LLC

Fortis Securities Inc.

Representatives of the Underwriters

QuickLinks

ABOUT THIS PROSPECTUS SUPPLEMENT
PROSPECTUS SUPPLEMENT SUMMARY
Amylin Pharmaceuticals, Inc.
The Offering
RISK FACTORS
FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
UNDERWRITING
VALIDITY OF COMMON STOCK
EXPERTS
SUMMARY OF OUR BUSINESS
RISK FACTORS
FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
TABLE OF CONTENTS